Chiron Corporation

2001 ANNUAL REPORT





Making a
world
of difference.





LIVING | BETTER

Chiron Corporation, headquartered in Emeryville, California, is a global pharmaceutical company that leverages a diverse business model to develop and commercialize high-value products that make a difference in people's lives. The company has a strategic focus on cancer and infectious disease. Chiron applies its advanced understanding of the biology of cancer and infectious disease to develop products from its platforms in proteins, small molecules, and vaccines. The company commercializes its products through three business units: BioPharmaceuticals, Vaccines, and Blood Testing. For more information about Chiron, visit the company's website at www.chiron.com.

NASDAQ Stock Symbol: CHIR
Chiron is included in the S&P 500 Index.



Chiron.
Creating products that make
a difference for people worldwide.

Chiron:

Chiron's diversified business model provides multiple revenue streams to balance risk, fund innovation, and promote growth. Our strategic focus on cancer and infectious disease supports three product platforms—vaccines, small molecules, and therapeutic proteins—and generates product candidates for our three related and complementary businesses—BioPharmaceuticals, Vaccines, and Blood Testing. Building on the proven ability of our business model to deliver solid profits, we have targeted a long-term goal of achieving a 25% EPS compound average growth rate, with a targeted throughput rate by 2006 of one new product launch every 18 months.

Chiron's Unique Business Model



Infectious Disease
Cancer
Discovery
Vaccines
Small Molecules
Therapeutic Proteins
Development
BioPharmaceuticals
Vaccines
Blood Testing
Intellectual Property
RESEARCH DISCOVERY
CLINICAL DEVELOPMENT
COMMERCIALIZATION

Focus on Cancer and Infectious Disease

Chiron is strongly focused on developing high-value products for cancer and infectious disease. We continue to build upon our cancer franchise, which has three dimensions: immune system modulators (recombinant proteins), monoclonal antibodies, and novel anti-cancer agents (small molecules). In the infectious disease area, we have a range of breakthrough products spanning all three of our business units, and are investing to fully develop each of our product franchises. To sustain future growth, we are also strengthening our pipeline through organic development, acquisition, and in-licensing.

BioPharmaceuticals

Chiron BioPharmaceuticals manufactures and markets high-value therapeutic products. Our leading products include: TOBI® (tobramycin solution for inhalation) for lung infections in cystic fibrosis patients; Proleukin® (aldesleukin) for kidney and skin cancer; and Betaseron® (inteferon beta-1b) for multiple sclerosis.

Vaccines

Chiron Vaccines, the fifth largest vaccine business in the world, currently offers more than 30 novel and conventional vaccines for adults and children. We provide a range of novel high-value vaccines, including Menjugate™, a conjugated vaccine against meningococcal C disease; Fluad™, an adjuvanted flu vaccine; Begrivac™, the first preservative-free flu vaccine; and Encepur™, a vaccine against tick-borne encephalitis.

Blood Testing

Chiron Blood Testing is a leading provider of products used worldwide by the blood banking industry to help ensure the safety of the world's blood supply. With our collaborator, Gen-Probe Incorporated, we are developing and commercializing innovative and highly sensitive NAT (nucleic acid testing) blood screening assays, including the Procleix™ HIV-1/HCV Assay for human immunodeficiency virus type 1 (HIV-1) and hepatitis C virus (HCV). Through our joint business with Ortho-Clinical Diagnostics, we develop and market a line of immunoassay screening and supplemental tests for infectious diseases.

Intellectual Property

Chiron's large and growing portfolio of intellectual property, led by the company's pioneering accomplishments in HIV and HCV, has resulted in numerous collaborations and licensing agreements with major companies, particularly in the areas of blood screening and diagnostics. Through partnerships with such companies as F. Hoffmann-La Roche, Abbott Laboratories, and Bayer, Chiron is helping to bring important new medical advances to the market.

Chiron:

Chiron is applying an advanced understanding of cancer and infectious disease to create novel product platforms that address major medical needs. By leveraging the power of these platforms, Chiron is building strong product franchises in focus areas such as inhaled antibiotics, meningococcal vaccines, and blood screening. These franchises are centered on providing physicians and patients with a growing portfolio of innovative products and services that offer improved effectiveness, convenience, and safety.

Chiron's Product Franchise Growth Strategy

Our proven experience within our areas of strategic focus provides us with opportunities to establish and grow significant product franchises. By leveraging our disease state expertise and relationships with customers, we are able to develop value-added products that further enhance our position in particular areas of medical need.



Biologic Focus
>> Infectious disease (ID)
>> Cancer
Disease State Expertise
>> Pulmonary infection
>> Solid tumor cancers
>> Viral detection
>> ID therapeutics and prophylaxis
Product Franchise
>> Recognized leadership in a specific area of patient need
Customers
>> Patients
>> Physicians
>> Clinical Researchers
>> Payors
Growth Strategies
>> Next-generation advances
>> New products
>> Geographic expansion
Franchise Strategy



The following pages highlight how Chiron is working to extend the breadth and reach of several high-value product franchises to help people around the world live better, longer, and healthier lives. >>


CCM
Cooper

What a difference a vaccine makes.



"Menjugate™ has shown the ability to induce long-lasting immunity, as well as demonstrate effectiveness in children as young as two months old. This vaccine provides important advantages over previous meningococcal vaccines. Over one million doses were administered in our recent vaccination campaign in Quebec, and results to date have been very positive."

Francois D. Boucher, M.D.
Pediatric Infectious Diseases; Associate Professor of Pediatrics, Laval University Hospital; Quebec, Canada

Chiron Menjugate™



Product Platform

Meningococcal meningitis is an aggressive and potentially fatal infectious disease that strikes mainly children and adolescents. In 2000, Chiron introduced Menjugate, its conjugate vaccine against meningococcal group C disease, in response to a decision in the UK to launch a universal vaccination campaign against this deadly threat. One of three conjugate vaccines selected for use in the campaign, Menjugate helped to reduce the number of cases and deaths from meningococcal C disease by 80 percent. This success has led to total Menjugate sales of more than $220 million since its launch.

Geographic Expansion

Chiron is working to introduce Menjugate around the world to prevent meningococcal C infection. In April, the company gained rapid marketing approval for Menjugate in Canada under an expedited review that was prompted by a growing public health need. The Quebec Ministry of Health selected Menjugate for a universal vaccination campaign, which targeted some 1.7 million people between the ages of two months and 20 years. Chiron reached another major milestone for Menjugate when it completed the Mutual Recognition Procedure (MRP) in the European Union, an achievement that will open up additional markets in Europe. The company currently continues to market Menjugate in the UK, as well as Ireland, Hungary, and Spain.

Broadening the Franchise

Chiron is leading efforts to eradicate the global threat posed by meningococcal meningitis, which is caused by multiple serogroups of the bacteria *Neisseria meningitidis.* The company is developing a vaccine against a new vaccine target—meningococcal B disease. This product candidate is expected to enter clinical trials in 2002. Chiron also has a preclinical program to develop a conjugated multivalent vaccine targeted against serogroups A, C, Y, and W.


Meningococcal
Vaccines
Franchise

NEW PRODUCTS

Meningococcus B vaccines

Conjugated multivalent vaccine against A, C, Y, W

GEOGRAPHIC EXPANSION

Approximately 500,000 annual cases of meningococcal meningitis worldwide

Universal vaccination in the UK and Quebec for pediatrics and adolescents

80% reduction in UK cases

What a difference a safer blood supply makes.


Rh POSITIVE
RED BLOOD CELLS



"The top priority of the American Red Cross is the safety of the U.S. blood supply. The Chiron Procleix™ System has assisted in achieving this goal by providing another tool in the detection of the viruses that cause hepatitis C and HIV."

Jerry E. Squires, M.D., Ph.D.
Vice President and Chief Scientific Officer, American Red Cross; Alexandria, Virginia

Chiron's Procleix™ System

Product Platform

Nucleic acid testing (NAT) is a new, highly sensitive testing approach for improving the safety of the world's blood supply. Moving quickly from concept to commercialization, Chiron and its collaborator, Gen-Probe Incorporated, developed the Procleix System, a NAT assay and instrument system, in just three years. The Procleix System has proven to significantly reduce the risk of contracting hepatitis C and HIV from blood transfusions. Because NAT directly detects infectious agents in the blood during the very early stages of infection, it can reduce the time of detection by more than 70 percent in the case of HCV and 50 percent for HIV-1. As NAT testing is adopted in major markets throughout the world, the Procleix HIV-1/HCV Assay is rapidly gaining acceptance as a leading product for the blood screening market.

Geographic Expansion

Every year approximately 50 million blood donations are tested in North America, the European Union, and Asia-Pacific, representing a potential market of $500 million or more. In the U.S., the Procleix HIV-1/HCV Assay and instruments were approved by the Food and Drug Administration (FDA) in February 2002. Chiron also continued its global rollout of the Procleix system in France and Italy during the past year. In addition, the company is working to introduce the system into new markets in Europe, South America, and Asia.

Broadening Indications

Chiron and Gen-Probe are developing additional Procleix assays to expand the value of their innovative NAT technology. The companies are currently working on a new assay for the hepatitis B virus (HBV), which they plan to include in a triplex assay for the simultaneous detection of HIV-1, HCV, and HBV. The companies are also responding to needs expressed by the blood banking community by initiating development of NAT assays for parvovirus B19 and hepatitis A.


NAT
Blood Testing
Franchise

NEXT-GENERATION ADVANCE

Fully-automated system

NEW PRODUCTS

HBV Assay

Triplex Assay (HIV-1, HCV, and HBV)

Parvo B19 Assay

HAV Assay

GEOGRAPHIC EXPANSION

Continued global NAT adoption



What a difference breathing easier makes.



"Ever since our 10-year-old son, Gunnar, was diagnosed with cystic fibrosis, we have been fighting his disease aggressively with every available option. TOBI® has helped to improve his appetite, lung function, and energy, allowing him to play baseball and soccer, and pursue his passion for military history."

Boomer Esiason

Founder, Boomer Esiason Foundation; NFL Most Valuable Player, 1988; Manhasset, New York

Chiron TOBI®

Product Platform

Cystic fibrosis (CF) is a genetic disease that afflicts children and adults, causing their bodies to produce a thick mucus that can clog airways and result in chronic lung infections. Chiron's TOBI is the only inhaled antibiotic approved by the FDA for treating CF patients with lung infections caused by the *Pseudomonas aeruginosa* bacterium. Because it is delivered directly to the lungs, the drug can be given at higher, more effective doses than would be safe if administered systemically. Clinical studies have shown that TOBI significantly improves lung function, reduces the frequency and length of hospital stays, and decreases the use of IV antibiotics. Chiron successfully launched TOBI in major European markets in 2001, while increasing its use among U.S. patients.

Product Enhancements

As a pivotal part of Chiron's strategy to grow its TOBI franchise by enhancing ease-of-use, the company is collaborating with Inhale Therapeutic Systems to develop a dry-powder TOBI product and delivery system. Expected to enter clinical trials in 2002, this second-generation product should expand the use of TOBI by improving compliance and encouraging treatment earlier in the course of a patient's disease. Chiron and Inhale also plan to explore the development of other inhaled antibiotics using Inhale's Inhance™ pulmonary delivery platform.

Broadening Indications

Chiron is investigating additional indications for TOBI, including bronchiectasis, a chronic, destructive lung disease affecting 70,000 to 100,000 patients in the U.S. A Phase II clinical study will be initiated in 2002. The company is also leveraging its small molecule research expertise to develop a strong pipeline of antibiotic candidates, including PA-1806, a novel gram-negative antibiotic for pseudomonal lung infections currently in Phase II testing, and PA-2794, a broad-spectrum preclinical candidate.


Pulmonary
Antibiotics
Franchise

NEXT-GENERATION ADVANCES

Dry powder formulations

NEW PRODUCTS

PA-1806 for gram-negative infections in CF

PA-2794, a broad-spectrum antibiotic

GEOGRAPHIC EXPANSION

Continued TOBI penetration in European markets



2001


TOBI



>> CORPORATE

Achieved $0.96 pro forma EPS

Implemented strategic imperatives

>> INFECTIOUS DISEASE

Secured Menjugate™ European and Canadian approvals

Continued commercialization of Procleix™ system

Completed TOBI® European launch plan

>> RESEARCH AND DEVELOPMENT

Advanced clinical programs



2002





>> CORPORATE

$1.10 to $1.20 pro forma EPS

>> CANCER

Establish monoclonal antibody strategy

>> INFECTIOUS DISEASE

Procleix™ NAT launch in the U.S.

Meningococcal B, HIV, and HCV vaccines in clinic

TOBI® sales ramp in Europe


Procleix

>> RESEARCH AND DEVELOPMENT

10 clinical program advances

Chiron: Growing today, building for tomorrow.



2001 was an important year for Chiron. We continued our growth as a profitable global company by delivering strong financial results. Those results underscore once again our commitment to leverage our diverse business model to develop and commercialize high-value products that make a difference in people's lives. The year was also important for the focused investment we made to position Chiron for sustainable growth in the future. With the approval of the board, we have implemented strategic imperatives that will guide our growth and development. We are bringing a sharp focus to the work that we do. Our capabilities are focused around two areas of biological activity—cancer and infectious disease. We are applying our advanced understanding of the biology of cancer and infectious disease to developing products from three platforms—proteins, small molecules, and vaccines. And we are aligning our research programs with our three global businesses. With this vision for Chiron, we will be able to build on the progress we made in 2001.

Strategic Imperatives

Over the next year we will apply particular focus to the following five areas in order to implement our strategic intent:

>> Deliver Financial Results

>> Focus R&D for Productivity

>> Build a Quality Organization

>> Develop and Inspire the Best

>> Invest to Strengthen Business Processes and Systems

In 2001, we exceeded our stated financial objectives for the third consecutive year. Total revenues rose 17 percent, to $1.1 billion, compared to $972 million in 2000. This achievement reflects revenue growth in all three of our businesses, continued improvements in our operating efficiencies, and steady increases in our royalty income. During the year, we also continued to expand the markets for key products, advanced multiple candidates in our product pipeline, and strengthened our management team. At the same time, we renewed our strategic focus, restructured our research and development organization, and enhanced our commercial capabilities, all with the goal of positioning Chiron for improved productivity and continued success.

BioPharmaceuticals: Maximizing Growth Opportunities

Chiron's BioPharmaceuticals business grew significantly in 2001, primarily due to the excellent performance of TOBI®, our inhaled antibiotic treatment for lung infections in cystic fibrosis patients. In the past year, we successfully launched TOBI into major European markets while increasing market penetration in the U.S., pointing to the strength of our global commercial infrastructure. Revenues from TOBI grew 43 percent to $123 million in 2001. To fully leverage the success of this program, we are developing new indications for TOBI, as well as a second-generation product in collaboration with Inhale Therapeutic Systems, Inc.

U.S. patient demand for Proleukin®, our leading cancer product, increased by about six percent in 2001. Proleukin is a powerful immune system stimulator whose potential for improving patient outcomes in different types of cancer and HIV is being evaluated in numerous clinical trials. Worth noting are encouraging results from our Phase I study of Proleukin in combination with Rituxan® (rituximab) in non-Hodgkin's lymphoma, suggesting a potential role for Proleukin in enhancing the effects of certain monoclonal antibody-based treatments.

We continued to see growth in sales of our multiple sclerosis drug, Betaseron®, a 15 percent increase over 2000. Chiron and its partner Schering AG are developing next generation products and have received FDA approval of an easier-to-use room-temperature formulation of Betaseron.

Vaccines: Providing Novel Solutions

Sales of both our novel and conventional vaccines were strong in 2001, underscoring our commitment to grow and develop this business. In the case of Menjugate™, our conjugate meningococcal C vaccine, total revenues have climbed to over $220 million since the product's launch in 2000. Menjugate recently cleared the Mutual Recognition Procedure (MRP) in Europe. We also realized revenue growth from Menjugate's use in late 2001 in a universal vaccination campaign in Quebec. Chiron is building on Menjugate's success to develop new meningitis vaccines targeted against other types of meningococcal meningitis, including meningococcal B disease.

Other strong performers among our more than 30 pediatric and adult vaccines include products to protect against flu, tick-borne encephalitis, rabies, polio, DTP (diphtheria, tetanus, pertussis combined vaccines), and MMR (measles, mumps, and rubella).

Blood Testing: Innovating for Greater Blood Safety

In 2001, we continued to see worldwide adoption for the Procleix™ System, an assay and instrument system that employs nucleic acid testing (NAT) technology to improve the safety of the world's blood supply. The growing adoption of the Procleix HIV-1/HCV Assay signals widespread recognition of its clinical success in detecting the presence of HIV-1 or HCV during the very early stages of infection. With 50 million annual blood donations in North America, Europe, and Asia-Pacific, the potential market for NAT blood screening is $500 million or more.

In the U.S., the Procleix system was approved by the FDA in February 2002. This event, accompanied by continued expansion into new markets, should fuel substantial revenue growth in the coming year. To support this growth and respond to market needs, we have enhanced our commercial capabilities and are developing additional assays with our partner, Gen-Probe Incorporated.

Realizing Value from Intellectual Property

Our broad HIV and HCV patent estate continued to drive growth in licensing and royalty income in 2001. In May, we were pleased to sign a definitive patent license agreement with F. Hoffmann-La Roche covering HIV-1 and HCV for NAT blood screening. This arrangement allows Roche to manufacture and sell probe-based HIV-1 and HCV blood screening tests worldwide in exchange for new royalty rates calculated on a per donation basis. By enabling two suppliers in the large and growing blood screening field, we are committed to ensuring a reliable source of NAT products to blood banks. In addition to Roche, we also have licensed our HCV and HIV intellectual property to other leading companies.

Developing the Pipeline

At the beginning of 2001, we set the realistic but challenging goal of achieving 10 clinical advances during the year, which we did not meet. We rigorously define an advance as either progressing from one clinical phase to another, or attaining marketing approval. During the past year, we began Phase II trials of PA-1806, a novel antibiotic, and Angiozyme™, an anti-angiogenic agent for cancer, and initiated Phase I testing of our *H. pylori* vaccine. We were disappointed in November to announce the unsuccessful results of our Phase III trial of tifacogin in severe sepsis, a very challenging indication.


in millions of dollars
575
737
763
972
1,141
97
98
99
00
01
Total Revenues


in millions of dollars
50
125
143
190
198
97
98
99
00
01
Total Royalty and License Fee Revenues


in millions of dollars
139
224
237
406
494
97
98
99
00
01
Gross Profit from Net Product Sales


in dollars
.32
.48
.62
.89
.96
97
98
99
00
01
Pro Forma Income Per Share from Continuing Operations

We are committed to expanding our product pipeline through organic development, acquisition, or in-licensing. One sign of that is our decision to acquire Matrix Pharmaceutical Inc. for the cancer compound tezacitabine. Currently in Phase II clinical trials, tezacitabine is a next-generation nucleoside analogue being developed to treat solid tumor cancers. We will continue to look for opportunities to expand our pipeline that fit with our strategic focus.

We are maintaining the goal of 10 clinical program advances in the coming year. We believe this is a strong measure for achievement and is a sign of our commitment to move the pipeline forward. Among the advancements we expect in 2002 are the start of Phase I trials of our novel vaccines for meningococcal B disease, HIV and HCV, along with Proleukin in combination with Herceptin® (trastuzumab) for the treatment of breast cancer, as well as the start of a Phase II trial of Proleukin in combination with Rituxan for non-Hodgkin's lymphoma.

Strengthening Our Organization

We were pleased to welcome several new members to our management team in the past year, including John Lambert, President of Chiron Vaccines, and Craig Wheeler, President of Chiron BioPharmaceuticals. John and Craig both have significant industry experience, and we look forward to their contributions in shaping Chiron for success in the years to come.

We proceed into 2002 with strong goals and expectations, supported by a clear strategic roadmap. We remain committed to our long-term objectives of providing innovations that help people to live better, healthier lives, and achieving our target of a 25 percent EPS compound average growth rate. We are enthusiastic about our ability to inspire the best in our employees, deliver solid results to investors, and develop products that make a world of difference. We thank our stockholders, our customers, and our employees for their support and confidence as we work to achieve our goals.

Sincerely,



Seán P. Lance
Chairman of the Board, President and Chief Executive Officer
March 1, 2002



(l to r):

Craig Wheeler, Vice President
President, Chiron BioPharmaceuticals

William G. Green, Senior Vice President
General Counsel and Secretary

Linda W. Short, Vice President
Corporate Resources

John A. Lambert, Vice President
President, Chiron Vaccines

Rajen K. Dalal, Vice President
President, Chiron Blood Testing

Seán P. Lance, Chairman of the Board
President and Chief Executive Officer

James R. Sulat, Vice President
Chief Financial Officer

Peder K. Jensen, Vice President
Global Development

Financial Highlights

Years Ended December 31, (all amounts in millions except per share and percent data)	2001	2000	1999	1998	1997
Consolidated Statements of Operations Data					
Total revenues	$1,141	$ 972	$ 763	$ 737	$ 575
Research and development expense	344	299	303	287	257
Income from continuing operations	175	16	128	76	26
Per Share Data					
Diluted income from continuing operations	$ 0.90	$ 0.08	$ 0.69	$ 0.42	$ 0.14
Pro forma income from continuing operations*	0.96	0.89	0.62	0.48	0.32
Consolidated Balance Sheets Data					
Cash and investments in marketable debt securities	$1,302	$ 852	$1,555	$1,590	$ 258
Total assets	2,873	2,458	2,445	2,524	1,768
Long-term debt	409	3	97	338	397
Total stockholders' equity	1,932	1,881	1,686	1,551	876
Other					
Gross profit from net product sales	$ 494	$ 406	$ 237	$ 224	$ 139
Gross profit as a percent of net product sales	64%	65%	56%	56%	55%

* Pro forma income from continuing operations excludes the impact of income and expense items (net of tax effect) such as: a one-time license fee and compensation for past HIV and HCV diagnostic product sales; amortization of goodwill and acquired identifiable intangible assets related to the PathoGenesis acquisition; write-offs of purchased in-process technologies; recognition of domestic deferred tax benefits; gains on the sale of our Amsterdam, Puerto Rico, and St. Louis facilities and related assets; restructuring and reorganization charges; and an impairment loss on long-lived assets.

This annual report contains forward-looking statements. These include statements concerning plans, objectives, goals, strategies, future events or performance, and all other statements which are other than statements of historical fact, including, without limitation, statements containing such words as "believes," "anticipates," "expects," "estimates," "projects," "will," "may," "might," and words of a similar nature. Forward-looking statements involve risks and uncertainties which could cause actual results, performance, or outcomes to differ materially from those expressed in the forward-looking statements. Some of the important factors which could cause actual results to differ are discussed in the Report on Form 10-K under the caption "Factors That May Affect Future Operating Results." The forward-looking statements contained in this report reflect management's current beliefs and expectations on the date of this report; the company undertakes no obligation to publicly announce any revisions to these forward-looking statements to reflect facts or circumstances of which management becomes aware after the date hereof.

For a complete set of the company's financial statements, please see the Report on Form 10-K, which accompanies this document.

DIRECTORS

Seán P. Lance
Chairman of the Board;
President and Chief Executive Officer,
Chiron Corporation

Raymund Breu, Ph.D.
Chief Financial Officer, Member of the
Executive Committee,
Novartis AG

Vaughn D. Bryson
President, Life Science Advisors

Lewis W. Coleman
President, Gordon & Betty Moore Foundation

Pierre E. Douaze
Former Member of the Executive Committee
of Management and Head of Novartis Healthcare;
Board Member of Serono; Board Member of
Galenica; Board Member of deVGen N.V.

Paul L. Herrling, Ph.D.
Head of Research, Novartis Pharma AG

Edward E. Penhoet, Ph.D.
Dean, School of Public Health, University of
California, Berkeley

William J. Rutter, Ph.D.
Chairman Emeritus

Jack W. Schuler
Chairman, Stericycle, Inc.

Pieter J. Strijkert, Ph.D.
Chairman, Crucell N.V.; Chairman, Pamgene B.V.;
Chairman, deVGen N.V.

OFFICERS

Rajen K. Dalal
Vice President; President, Chiron Blood Testing

William G. Green
Senior Vice President; General Counsel and
Secretary

Peder K. Jensen, M.D.
Vice President, Global Development

John A. Lambert
Vice President; President, Chiron Vaccines

Seán P. Lance
Chairman of the Board; President and
Chief Executive Officer

Joyce A. Lonergan
Vice President, Corporate Development
and Investor Relations

Linda W. Short
Vice President, Corporate Resources

David V. Smith
Vice President, Finance;
Principal Accounting Officer

James R. Sulat
Vice President; Chief Financial Officer

Craig A. Wheeler
Vice President; President, Chiron
BioPharmaceuticals

SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K, exclusive of exhibits, is included. Copies of the Form 10-K, exclusive of exhibits, are available without charge upon written request to:

Corporate Communications
Chiron Corporation
4560 Horton Street
Emeryville, CA 94608-2916

or via the internet at www.chiron.com

For inquiries about the limited partnerships or convertible bonds, please contact:

James E. Kent
Vice President and Treasurer
Chiron Corporation
4560 Horton Street
Emeryville, CA 94608-2916

CORPORATE HEADQUARTERS

4560 Horton Street
Emeryville, CA 94608-2916
Telephone: 510.655.8730
Telecopier: 510.655.9910

INDEPENDENT AUDITORS

KPMG LLP
San Francisco, CA

NUMBER OF HOLDERS OF COMMON STOCK

As of December 31, 2001, there were 4,757 stockholders of record of Chiron Common Stock. There were no remaining stockholders of record of Cetus Common Stock or Viagene Common Stock.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m. PDT. Thursday, May 16, 2002 at the Chiron Auditorium, 1450 53rd Street, Emeryville, CA 94608

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A.
Shareowner Services

Mailing address:
P.O. Box 64854
St. Paul, MN 55164-0854

Overnight delivery and street address:
161 North Concord Exchange Street
South St. Paul, MN 55075-1139
Telephone: 800.468.9716
E-mail address: stocktransfer@wellsfargo.com

It is the policy of Chiron Corporation to base all employment decisions on the principles of equal employment opportunity and to take affirmative action in the employment of women, minorities, individuals with disabilities, and veterans.

CASPER DESIGN GROUP, BERKELEY WWW.CASPERDESIGN.COM

Chiron BioPharmaceuticals

Chiron BioPharmaceuticals discovers, develops, manufactures, and markets high-value therapeutic products. Our leading products include: TOBI® (tobramycin solution for inhalation) for lung infections in cystic fibrosis patients; Proleukin® (aldesleukin) for kidney and skin cancer; and Betaseron® (inteferon beta-1b) for multiple sclerosis.



On the Market

> **Betaferon®**
(Europe) – Relapsing-Remitting, Secondary Progressive MS

> **Betaseron®**
(U.S.) – Relapsing-Remitting MS

> **Cardioxane™**
(Europe) – Cardioprotectant for doxorubicin cancer treatment

> **DepoCyt®**
(U.S.) – Lymphomatous Meningitis

> **Macrolin™**
(Europe) – HIV infection

> **Proleukin®**
(U.S.) – Metastatic Melanoma

> **Proleukin**
(U.S., Europe, ROW) – Metastatic Renal Cell Carcinoma

> **Regranex® Gel**
(U.S., Europe) – Diabetic Foot Ulcers

> **TOBI®**
(U.S., Europe) – Treatment of cystic fibrosis patients with *Pseudomonas aeruginosa* lung infections

Royalties

> **Betaferon**
(Europe) (Royalty Only) – Relapsing-Remitting, Secondary Progressive MS

> Recombinant human insulin (Novolin®) (Royalty Only) – Diabetes

In Development


Phase I
Phase II
Phase III
Pre Registration
Phase IV

> **TOBI NextGen** – treatment of cystic fibrosis patients with *Pseudomonas aeruginosa* lung infections

> **IL-2–Proleukin** – NHL (non-Hodgkin's Lymphoma)

> **PA-1806** – gram negative lung infections in cystic fibrosis patients

> **TOBI** – mild to moderate bronchiectasis

> **Angiozyme®** (anti-angiogenic ribozyme) with Ribozyme Pharmaceuticals, Inc. – Cancer

> **Hepatitis B Immunotherapy** (HBV / MF59) – Chronic Hepatitis B

> **Tezacitabine** – Solid tumor cancers

> **Fibroblast Growth Factor** (FGF-2) – Peripheral Artery Disease (PAD)

> **IL-2 – Proleukin** – HIV Infection

> **DepoCyt** – Solid tumor cancers

> **Betaseron** – IFN-beta-1b with Berlex Laboratories – Secondary Progressive Multiple Sclerosis

> **Tifacogin** (Recombinant Human Tissue Factor Pathway Inhibitor, or TFPI) with Pharmacia Corporation – Sepsis

FOCUS AREA: > cancer > infectious desease

>> OUR EMPLOYEES









Pier Giulio Lucaroni Maria Julian Xiaolan Yu Fernando Sisti Joel Jung Leonardo Carnasciali Brigitte Kaespeitzer Heike Kall Maria Strauch Scott Johnson Klaus Striebel Teresa Jimenez Natalie Anderso
Joseph Guth Han Ha Carmen Haemer Ombretta Guidi Donna Andreopulos Sharon Guidry Katherine Haenftling Eugen Streicher Manuel Schwarz Asif Hafiz Robert Hageman Elise Haladyna Jamie N
Allison Hall Bruce Hall Darnell Hall Maryam Rezapour Rocio Rezende Georg Rhiel Randy Rhoades Hedda-Susanne Ribbe Graziella Ribechini Stefano Ricci Michael Rice Dirk Muth Rolf Muth Samira
Margaret Nelson Steve Nelson Silvia Nencini Francesco Nencioni Francesco Nencioni Luciano Nencioni Menotti Nencioni Cecilia Neri Roberto Neri Aldo Nerozzi Catrin Nette Cynthia Neuenburg Bodo
Giulia Del Zanna Kathleen Delgado Antoine Delmotte Lisbett Delvalle Noah Demmin George Demos Filomena Merchionne Nicola Mergel Udo Merle Darryl Merritt Hanne Merritt Annette Merte
Julia-Helena Buckler Curtis Buckley Mazie Coyne Kenneth Crawford Kevin Crawford Rene Crawford Abla Creasey Katherine Buckley-Smith Carmelo Buda Jay Buenaventura Mario Buettner Roberto Bu
Mary Caetta Rhea Cahayag Colin Cai Shaopei Cai Kelly Caines William Calamassi Vincenza Calandra Teresa Calarco Peter Calcott Erika Calderon Maria Calderon-Cacia Alessandro Caldi Albert Calvo
Mauro Siotto Darrin Stuart Jermaine Stubblefield Ronaldo Suaiso Sharadha Subramanian Alexandre Sudarskis Joseph Carlino George Carlock Kathleen Carloyn Riccardo Carlucci Simonetta Carmassi Pat
Norman Jung Deborah Carvalho Flavio Casadei Jose Luis Casado Maria Taliani Judith Talley Nancy Tam Marco Tamagno Minerva Tamayo Douglas Tambling Heng Tan Merla Tan Patrick Tan Rene
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Kim Thompson Roger Thompson Robert Haddon Diana Haedicke James Thomson Bonnie Lam Katherine Lam Manley Lam Steven Lam Khushbir Lamba John Lambert Kornelia Lampe George L
Matthias Goebel Nicole Goernert Martin Goetting Jose Castillo Joseph Castillo Maribeth Castillo Matt Castillo Camille Anderson George Anderson Laura Anderson Rachel Castillo Sheila Castillo Elin
Peter Clerihan Todd Clobes Karl-Heinz Cloos Carol Coan Stephen Coates Rita Cochell Ruth Cohen Doris Coit Anthony Edward Colegate Elena Collet Fern Collins Edward Collom, Jr. Giancarlo Colombi
Sergej Zimbelmann Christina Zimmer Deborah Zimmerman Achim Zimmermann Jennifer Cosgrove Gherardo Costa Abran Costales Paolo Costantino Filippo Costi Laura Maria Cotifava Lorraine Cotte
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Marta Danek Matthew Danek Eric Daniel Maria Elena D'annunzio Caterina D'antona Lisa Danzig Neil Darling Sandro D'ascenzi Carlito Datiles Frank Daube Ruth Carmen Daume Sarah David Sandie Dav
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Andrea Schuessler Deanne Schultz Lesley Schultz Kevin Schwicker Carlo Scibetta Giovanni Andrea Scolafurru Duccio Scortecci Elizabeth Scott Gavin Scott Gwendolyn Scott Monika Scott-Davis Ingrid
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Yi Shao Kathleen Shapiro Anu Sharma Ribhi Shawar Danielle Sheetenhelm Mei-Ling Shen Lee Shephard Wilfried Dreher Heather Drennan Thomas Drieux Michael Droubay David Druckhammer S
Maria Duran Joachim Dutschke Anita Dutt David Dwight John Dyer Cynthia Dyson Silke Ebel-Nothvogel Wilfried Ebert Thomas Echaniz Christina Eden Michael Edigkaufer Georgetta Edwards Lo
Nicole Eley Edward Eley Rebecca Jo Elliott Marion Elsen Juliana Elusade Roxana Emami Kathleen Spears Robert Speirs Jim Spencer David Spencer Eve Spillman Joseph Spinale Kimberly Spinale
Kerstin Engelhard Manuela Engelhardt-Goerge Anna-Margareta Engelmann Marirosa Mora Maurizio Morandi Judy Mordecai Marcello Morelli Jason Kondracki Ursula Konheiser Georgios Kordelas Ph
Susan England Werner Englert Kieran English Suha Erdem Giovanni Eremita Frank Erfe James Erhard Erika Erkel Johanna Erkel Massimiliano Ermini Maurizio Ermini Lynne Erskine Alice Erwin Bria
Jane Stratton Chris Strika Dragos Stroica Mohan Gullapalli Xin Yu Yeuk Man Yu Ying Yuan Natalie Yubeta Simon Yuen Wing Siu Yuen Ying Yuen Heinz-Dieter Zaczyk Gordana Zafirovic Vicki Zalew
Darron Minor Stephen Johnson Deborah Johnson-Jackson Sarah Jones Pietro Minucci Roberto Minucci Pierre Cambillard Loriana Camilli Alberto Cammelli Guido Cantagalli Danielle Cantono Lee Ca
Simona Goffi Elena Gogoleva Frances Goias Paula Goins Cheryl Goldbeck Helen Sokol Ludmilla Sokoloff Guozhong Zhang Hui Zhen Zhang Beatrice Soldani Eric Somerville Lausanne Rivera Lonni
Fengfeng Xu Zhijian Xu Asha Yabannavar Lei Zhou Ru Zhou Xiaohui Zhou Yasheen Zhou James Zhu Shuguang Zhu Yaqi Zhu Hellmuth Zieleniewicz Wolfgang Zierow Thomas Zimmermann Uwe Z
Nancy Baumann Ines Baumgart Tajer Chiu Marcia Cho Qui Lim Choo Ronald Zuckermann Orlando Zuniga Jan Zur Megede Kimberly Aardalen Christo Abadjieff Monika Abdin Heike Abeck Mark Abe
Olaitan Callender-Scott Paola Caloni Melissa McNally Mekeda McNeal Todd McPherron Barbara McShane Jewel McSwain Khisimuzi Mdluli Jo Etta Moore Tshikashi Moore Frank Müdder Burkhard
Marco Mueller Monika Mueller Robert Mueller Vanda Cinotti Antonio Ciompi Saverio Ciompi Alessandro Cipriani Andrea Cipriani Stefano Mugnai Chiara Mugnaini Kenneth Muha Ilse Mulder Sona M
Jerlyn Reyes Tracy Reyes Lessie Reynolds Peter Jaehnig Philippe Jaffre Birgit Jaitner Jane James Thomas James Munira Jamil Andreas Jammer Klaus Martin Jan Mary Janatpour Robert Goodson Ad
Steffi Jessen Weiping Jia Edith Jie Njoek Pen Karen Richards Urmi Richardson James Richert Aline Richetin Carsten Richter Christa Richter Friedhelm Richter Alice Rico Li Jin Gabriele Jochum Rabe
Jolene Kidney Sentho Kilgore Catherine Kim Fay Kim Loren Kim Marcella Kimble John King Douglas Kinsey Hermann Kirchhein Myesha Kirk Karen Kirstein Taha Kisat Marina Kitamura Amanda K
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Lisa Apolinario Enrico Appiani Ethan Knowlden Vickie Knowles Jody Kocer Bernd Koch Hans-Dieter Koch Heidemarie Koch Karl Koch Melanie Koch Peter Koch Maria Alexantonakis Bruno Alfonsi A
Roland Koehler Swetlana Koehn Rogier Westerhuis Ferry Westerveld Stefan Wetzel Craig Wheeler Catherine White Glenn Whiting Henry Lee Kevin Lee Manuel Lee Nadine Lee Stephania Widger An
Patricia Wilke Helga Wilking Alfons Willems Ray Williams Angela Williams Erwin van Leeuwen Bruno Lefeuvre Francoise Leflohic Harold Legg Frank Legler Axel Lehfeld Hans-Gerd Lehmann Paul
Charlotte Williams Inemesit Williams Marco Baghini Kamaljit Bajwa Christina Baker Steven Baker Sandro Baldi Fabiana Maria Rosa Baldoni Edgardo Balingit Karen Williams Nancy Williams Paul Willia
Armin Kolbe Juergen Kollorz Rudolf Kondler Roswitha Kondler-Budde Karen Kornhauser Martina Krause Andrea Kreissl Mario Kresse Christie Goodie-Malik Julee Goodman Shelly Goodman Massim
Maria Labrie Diane Lacar Ellen Lacebal Charisse Lacuesta Mary Jane Laforteza Liana Lagniton Willy Lagwinski Clarence Lai Johnny Lai Nina Lalchandani Guita Lalehzadeh Robert Lalley Marianne Lam
Michael Lara Lorena Lari Aldrin Larios Donica Larson Francois Lebel Veronique Lecercle Rachel Leckie Andrew Schwartz Verena Schwarz Gregory Schwemer Christine Schwenen Paul LeClaire Edith Le
Patricia Applewhaite Ulrich Arabin Debra Araniti Phillip Arcangel Joseph Arcidiacono Daniel Arciniega Sandra Arellano-Rodriguez Maria Arezzini Stavros Argiropoulos Paola Argnani Christopher Arian
Nancy Ashworth Diana Atchley Myra Atkinson-Rodgers Olaf Zettl Gianni Atticciati Jeanne McRae Atwood Olivier Aubey Joachim Auerbach Robert August David Augustson James Chesko Vanessa C
Susan Lee Willa Lee Won Sang Lee Tom Leenen Chun Ting Lee-Ng Ingrid Lemelle Renate Lemke Nadia Achouri Ute Acker Danièle Acker Victoire Adam John Adams Petra Adolph Mario Gne
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Pan Sparrow Bobbie Spears Ruth Squibb David Squire Geoffrey Squires Indresh Srivastava Ranjana Srivastava Richard St. John Gregory Villanueva Marife Villanueva Rachel Villanueva Véronique Villa
Christine Berger Joel Berger Kim Berger Ronald Bergeron Brigitte Bergmann Gabriele Bergmann Athena Berloui Fabrizio Bernabei Maria Estelle Bernadotte Af Wisborg Riccardo Bernini Marco Berret
Thomas Bevington Waldemar Bezolt Annette Walter Gene Walther Bridget Waluch Alice Wan Wang Da Wang Donghong Wang Dongming Wang Guilin Wang John Jian-Xin Wang Keshi Wang Weibo
Bernhard Kueppers Elizabeth Kugler Anne Kühdorf John Kunich James Kunkel Ching-Hung Kuo Lan-Fang Kuo Michael Kura Christiane Kurpiela Amy Stammen Thomas Standaert David Standish Anja
Kathleen Heath William. A. Heaton Reinhard Heberling Martina Heck Werner Heck Ralf Heckmann Volker Hedderich Michael Charles Penlington Carlo Pennatini Michelle Peot Fiorenzo Pepi Sand
Isabel Pereira Pamela Rose Peret Cristina Perez Carmen Perez Francisco Perez Lorena Perez Judith Allen Stephen Alley Doris Allison-Gregory Keith Alm Dennis Almeida Gina Alpuerto Cheryl Alston
Cheryl Peterson Gretchen Peterson Roberto Petracca Enzio Petraglia Paola Petreni Martina Petri Reinhard Petri Stefan Petri Maria Pia Petrini Nila Petrini Tadas Petrys Martina Pfaff Bruce Pfaff Klaus-
Irene Pierce Anna Maria Pierini Luciano Pierini Linda Karr Dura Karry Yvonne Karsoredjo Annette Karsten Altaf Kassam Martina Katzmarzik Sabrina Pierini Francesca Pieroni Paola Piersimoni Patricia P
Christy Hiebert Catherine Hieke Karl Hierl Yolanda Corral David Correia Paola Corritore Giacomo Corsi Giorgio Corsi Lorenzo Corsi Simone Cortese Carla Cortesi Felisa Cortez Andrea Corti Juerg
Benjamin Hlawaty Kathryn Hnilo Stephen Ho Peter Hoang Anette Hoch Hermann Hoch Berthold Hoecker Thomas Hoeffel Juergen Hoehl Jerry Hoekwater Carl Hoffman Susanne Somerville Thomas
Christine Kozacko Jennifer Kozumplik Sabine Kraemer William Krag, Jr. Holger Krah Hagen-Carsten Krahnert Laszlo Kranitz Steffen Kratzer Gottfried Kraus Hans Peter Kraus Karin Krause Karl-Hei
Robert Stevens Suzanne Stevenson Carolyn Stewart Gabriele Stey Alexander Stibor Frank Stichel Alison Stirret Ben Stockham Elizabeth Stoehr Carsten Stoerk Leslie Stonebraker Mauro Capanni Giorgi
Diosdado Mistica Sonia Mistry Matthew Mitchell Heidrun Mitfaessl Markus Mittmann Jean Miu William Mixson III Mariam Moasser Agnese Mochi Onori Angelika Moebus Charles Moehle Michael Moehlen
Jean-Claude Mongrenier Luis Monsalve Suri Monsef Harold Montano Fabrizio Montarsi Francesca Monti Silvia Montigiani Michele Montisci Stefano Montomoli Philip Moody Anneliese Moog Helmut
Jin Xuan Zhang Li Zhang Zhi-Xiong Zhang Irene Zhou An Huo Melissa Hurley Deborah Hurst Suzetta Hurst Volker Husslein Holly Huston Beate Hutmacher-Voelpel Michael Huynh Elie Iatcheva
Eleasia Jackson-Fowler Jens-Patrick Jacobi Jean Jacobs Karen Jaeckel Carmen Jaeger John Hall Eric Hallowell Robert Hallsey Stephanie van Halteren Hans-Joachim Halx Helmut Hamann Klaus
Claudia Wagner Inge Wagner Rolf Wagner Ute Wagner Waldemar Wagner Mark Jonathan Wakefield Martina Walbrecht Sanmao Kang Paradorn Kansopon Arnab Kapat Bjoern Kapplinghaus Karste
Noel Espinosa Margarita Espiritu Sandra Esteves Pereira Sue Estey Michael Esther Lulu Estrada Ryan Estrada Mariella Etzi Thea Eudey David Evans Renate Ezinga Silvia Fabbri Stefania Fabbrini Albe
Caleb Wong Daniel Wong Daphne Wong David Wong Justin Wong Lin Wong Maureen Wong Shirley Wong Yvonne Wong Linda Woo Wayne Woo Mark Woods Eusebia Woolridge Harry Woon Marg
Daniel Ripley Patricio Riquelme Gyne Riser Maria Ritschel Christiane Ritterbusch Elisabeth Ritterbusch Kristin Hoffmann Ludolf Hoffmann Verena Hoffmann Marie-Luise Hofmann Sven Hofmann El
Amit Maheshwari Debra Mahone Peter Maino Antonietta Maiorino Karin Maiwald Donna Majewski Jennifer Martin Michael Martin Patrizia Martinelli Ana Martinez Pat Martinez Veronica Martinez Mo
Raj Dhaliwal Carlo Di Camillo Margherita Di Ceglie Antonella Di Crosta Greta Elena Di Felics Eliseo Di Giosaffatte Elisabetta Di Martino Jahiz Agard Sonnhild Akin Cathy Akiyama Pierre Alcutt Friedjo
Michelle Babcock Susan Babuka Enio Bacci Jeff Baelly Juerg Baenziger Alessia Ballerini Arlene Balleza Christine Balser Monika Balzer-Wilhelm Walter Bamberger Margaret Bambey Charlene Banar
Benjamin Chica-Betchart David Chien Anne Childs David Chin Helen Chin Mark Chin Sherman Chin Claudio Chiorri Angel Chiu Henry Chiu Jeffery Chou Dorna Chu H-I Cathy Chu Keng Chong Ch
William Lenahan Song Leng David Lentini Uwe Lenz Andrea Lenzi Ormondo Leombruno James Leonard Amy Leong Hsiao Min Leong Peng Leong John Lesniak Mae Yue Leung Tat Leung Chéri
Ricardo Lima Chaves Anne Lin Julie Jie Lin Leo Lin Xiaodong Lin Lisa Lind Heidi Lindborg Hauyi Ling Thomas Lingelbach William Linscott Antonio Lionetti Lanny Liong Swanson Liong Felicia L
Brent Lodigiani Alexandra Loeb Peter Yan Hong Ye Thomas Yeakle Bonnie Yee Joanne Yee Joseph Yee Petra Yee Geoffrey Yeh Kiyomi Yim Fred Loebl Oliver Loeffler Bettina Loesel Wiebke Loes
Raung Long Brenda Longalong Leonardo Antonio Lonigro Gregory Look Antonio Lopez Edwin Lopez Jomerrico Lopez Jose Lopez Jose Antonio Lopez Patrick Lorch Senio Lorenzetti Francesca Lore
Susanne Schlueter Dagmar Schmand Hilmar Schmank Andreas Schmeel Alexandra Schmidt Andreas Schmidt Claudia Schmidt Dieter Schmidt Hella Schmidt Karl-Heinz Schmidt Lisa Schmidt Marce
Mechthild Schoening Werner Schoenwaelder Bernd Schollmeier Heidi Scholz Pieter van der Schoor Resi Schraven Siegfried Schreier Sandy Schroeder Robert Schuck Julie Shepherd Rodger Sheppa L
Lucia Luciano Claudio Lucietto Virginia Luckett Carola Ludwig Erika Ludwig Lynda Ludwig Holger Luebben Susanne Luft Oscar Luna Jian Luo Lily Luo Gaia Mazzuoli Christopher McBride Rene McCabe
Patricia McDaniels Loraine McDonald Maggie McGee Mark McGovern Barbara Cavallini Ingeborg Cebulla Ilaria Ceccarelli Valter Ceccarelli Douglas Larson Linda Larson Michelle Lattyak Christiane Lau
Vincent Le Meghan Leader Joan Leahy Rufina Leano Christian Lease Pierfrancesca Ceddia Laura Celesti Anna Cellesi Antonio Cenni Leonardo Cenni Alessandro Cennini Stefano Censini Claudia
David Dominguez Trinidad Dominguez, III Trinidad Dominguez, Jr. Christine Dong Hans-Joachim Donges Marco Donges John Donnelly III Kevin Dooley William Dooms, Jr. Alejandro Dorenbaum Joseph Dor
Jessica Ng Philip Ng Rosina Ng Simon Ng Wai Pui Ng Yuk Leung Ng Lam Ngo Cecilia Nguyen Huyen Nguyen Jady Nguyen Eleanor Santos Evangeline Santos George Santos Nilo Santos Roo
Thanh Nguyen Thomas Nguyen Zhijie Ni Brant Nicholas David Nichols Bianca Nickel Udo Nickel Markus Nicolai Lissa Foxworthy Kurtis Frampton Ennio Franchini Sabrina Franci Walter Francini Lu
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Wendy Fantl Christie Fanton Simona Fantoni Paolo Bernardino Fares Antoinette Farmer Sarah Farmer Antonietta Fastelli Romeo Fe' Janelle Fecht Sigrid Fehl William Feinstein Stuart Fellows Jiajia Feng
Mariah Hartman Janet Rose Joanne Rose-Layshock Gerlinde Rosenbaum Sonia Rosenberger Naomi Rosenthal Marcello Rosi Paola Rosi Paolo Rosi Chatham Ross Francesca Rossi Luca Rossi
Juergen Rudolph Harald Rueckl Giuseppe Ruggiero Paolo Ruggiero Fabio Rugi Willfriede Ruhrmann Wayne Rulo Barbara Runckel Celene Runham Ruediger Runzheimer John Ruppert Domenico Russ
David Ryckman Mark Saame Roberta Sabatelli Cosimo Sabatini Roberto Sabato Fabio Sabbatini Sabrina Saccardi Anna Cristina Sacchetta Joseph Sacchetti Navid Sadjadi Uta Sahillioglu David Sahner
Giovanni Ferrara Francesco Ferrazzani Ludvina Ferreira Ines Ferretti Monica Ferretti Cinzia Ferri David Ferrier Alessandro Ferrini Robert Ferris Hubert Ferron Rebecca Ferruzzi Paul Feucht Sabine Feussner
Melanie Rochford Rose Rodrigues Luz Maria Rodriguez Maria Rodriguez Carlos Rodriguez Eric Rodriguez Sabine Rodriguez-Jost Andreas Roeder Angela Roeder Anton Roeder Heike Roeder Jeanet R
Martijn Samshuijzen Ellen Samuelson Jennifer Jones Sally Jones Shawn Jones Marc de Jong Chad Jordahl Fintan Jordan Allen Glenn Joson Lyn Joson Charleen Jue Klaus-Peter Juenger Christia
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Ewald Kemper Aldrin San Luis Marina San Miguel Alma Sanchez Digna Sanchez Jose Sanchez Jose Sanchez Sebastian Sander James Sanders Kay Sanders Roi Ann Sanders Andrew Watson Treaseli S
Christine Dittmar Lina Divitt Natalie Dobbs Larry Dobesh Barbara Doe Thomas Doebereiner Grit Doehler Norbert Doenges Mark Doerr Kenrick Does Lieselotte Dolezal Anne Dollard William Pitlick Susa
Andrea Plaum Scott Pobojewski Audino Pietro M Podda Chiara Poggi Laurie Poimboeuf Nelly Poldervaart Gaby Pollex John Polo Giovanna Pompetti Jaume Pons Daniel Poon Olga Popova Michelle Port
Andreas Potthoff Karen Powell Gianfranco Pozzebon Ester Pradillos Isaias Prado Andrea Pranti Bernhard Preis Ingrid Preiss M.sue Preston Walter Preukschat Vickie Price Terry Prime Scott Prin
Umberto Priuli Alexander Probst Kerstin Proesamer Daniela Proietti Alessandro Provvedi Anna Prugnola Karl-Georg Prusky Mauro Pucci Milena Puddu Claudio Pulcini Pooja Purdhani Stephen Purye
Bernd Becker Dagmar Becker Hans Becker Karin Becker Nadja Becker Reinhold Becker Sigrid Becker Silke Becker Sean Becton Angelo Becucci Gordon Beresford Abhay Bhave Roy Bhoelai
Michael-Dirk Schaefer Sabine Schaefer Siegfried Schaefer Werner Schaefer Mary Schaefer Barbara Schaeffler Mark Schafer Robin Schafer Dieter Schaible Bruce Scharschmidt Tanja Scheel Cornelia S
Fabrizio Bianchi Marion Quahl Serena Quattrini Hans-Juergen Quentin Davide Quercini Frank Quijano Laurita Quinto Vanessa Quinto Armin Raab Stephanie Raab Susan Rabak Michele Rabbeni Stephani
Juan Ramos Fred Ramos, Jr. Celeste Ramsey Tor Ramsland Savithri Ramurthy Massimo Nicosia Reinhard Niederle Angelika Niedziella Armando Nieto Angela Nigro Ann Marie Niland Iulia Nisti Xiaohon
Justin Rasmussen Patricia Rasmusson Gaye Rathburn C. Michael Gosney Anette Goubeaud Theron Goudeau Carol Gould Kevin Gourley Kenneth Grady Harald Graf Sandra Granai Maria Grande F
Carla Greene Elizabeth Green-Norwood Catherine Greer Jens-Peter Gregersen Keith Gress Joshua Grieco Renata Maria Grifantini Carol Griffiths Andreas Grigat William Grikis Roberto Grimaldi Paolo M
Antonella Ravagni Lashonda Ray Luciano Reali Mary Ann Realin Melanie Reamy Mark Reblitz Patricia Reddick Beverley Redman Christine Reed John Reeder Martin Reers Carmen Reeves Cynthia F
Edward Thomas Reilly Walter Rein Dirk Reinhard Sigrid Reinhard Christoph Reinhard Thomas Reinhofer Rosemarie Reinl Richard Reisinger Martha Reith Norbert Reitter Constanze Reitz Agnes Reloza
Albert Reyes Efren Reyes Randy Heffley Constanze Heim Jack Hein, Jr. Michael Heinlein Joerg Heinrich Lutz Heinrich Klaus Heinzmann Thomas Heinzmann Carla Heise Carsten Held Friedhelm Helling
Gitta Henkel Marco Henkel Wilfriede Henkel John Henley Renald Hennig Richard Hennings Thomas Henriksson Ronald Henry Wolfgang Hepp Christa Herbel Monika Herbert Nepomuceno Herico
Bruce Herring Gunther Herschelmann Bernd Hesse Amy Hessler Gavin Dollinger Michael Domenici Cindy Feustel Volker Fey Melissa Fezer Gabriella Fiaschi Mathias Fibi Scott Fickes Sharron Fien Lucia F
Christine Fischer Reinhard Fischer Peter Fischer James Fisk Jennifer Fisker-Andersen Linda Fitzgerald Audrey Flageolle Jennifer Fleck Anna Fleming Johann Flittner Francesca Floccia Ana Rosa Flores
Yiu-Lian Fong Maria Rita Fontana Fabio Fontani Janet Foo Luigi Forconi Kamille Ford Dennis Fordham Lisa Bedell Meron Bekele David Belanger Claudia Belcher Leslie van der Beld Alesia Bell Manuela Be
Carla Benocci Silvia Benocci Kurt Benseler Giuliano Bensi Craig Benson Katherine Benson Ellen Beranek Deborah Berce Vanna Freeberg Eunice Freitas Andreas Fremann Gerald Frenzel Andria Langenb
Bruce Fritz Ulrike Fritzsche Mark Fromhold Inverleith Fruci Bettina Fuchs Renato Fuchs Peter Fuetterer John Fuller Robert Fullmer Francoise Fumanal Ed Fung Michael Furchert Lamberto Furi An
Maria Naomi Galang Rachel Galang Roderico Galang Stefano Galardi Emilio Galbo Jody Gale Cesira Galeotti Simone Galeotti Margaret Burnett Mark Burnett Stephen Burr Barbara Burrini Daniela Burroni
Dirksen Bussiere Christopher Bussineau Simone Buti Cynthia Butler Eric Butler Patina Butler Francesca Butta' Beatriz Galindo John Gallagher Heidi Lynker Kay Lynn Demeter Lyon Jeny Ma Stanford Ma S
Dana Macher Antonio Maria Macioci Mary Lee Mackichan David Madden Dennis Madriaga Ame Maes Nicholas Maestas Francesca Maestrini Massimo Maffei Roberto Maffei Umberto Maffei Irene Ma
Craig Mastenbaum Lorianne Masuoka Francis Matarrese Serwil Mateo Andreas Mathes Willi Mathes Yuki Mathias Ivan Matovina Karen Matsuoka Giacomo Matteucci Klaus-Heinrich Matthaei James Matthews
Alessia Ghezzi Stefano Ghini Mirco Giallini Leonard Giampietro Andrea Francesco Gianardi Chiara Giani Paolo Giannassi Valentina Giannelli Giancarlo Giannini Lorenzo Giannotti Aldo Giannozzi Maria
Antonella Giglioli Javier Gil Judd Gilats Jayne Gilbert Daniel Gilbrech Seth Gillespie Becky Gilley David Gillis Janet Gilman Lucia Ginanneschi Janet Ginnard Anna Maria Gioia Alessandra Giorgi Renzo Giorgin
Edward Glennen Angela Glouser Dennis Gmur Francesco Di Pisa Gianfranco Di Renzone Annalisa Di Tommaso Pino Di Tommaso Nieves Diaz Claudia Diaz Melodi Dice Marc Dickhaut Anthony Diebes
Joerg Dieterich Susanne Dietz Anita Difrancesco Tonny van Dijk Elvira van Dijk Rachel Dillman Julie Dillon Cristina Dimalanta Terrance Holmes Annegret Holz Richard Hom Carolynne Hong Jessica
Kevin Hou Alex Houben Michael Houghton Ariane Hoyer-Boot Erica Hsu Korchang Hsu Celine Hu Randy Hu Aiqun Huang Chin-Yi Huang Chun Luo Huang Dennis Huang Eric Huang Helen H
Petra Huehn Doris Huehn-Preis Carla Huerls Nicolas Hug Chris Hughes James Hughes Nakia Hughes Kay Huh Carey Humbert Debbi Humble Christopher Humm
Tobias Hummel Edda Hummer Phylistene Humphrey-Ratcliffe Christoph Hungerer Steven Hunter Karl Huntzicker Vijay Yabannavar Dong Yan Frank Yan Sokhorn Yim
David Yong Corinne Yoshihara Carl Yoshizawa Danny Young Gary Young Kelly Young Michael Young Scott Young Sergio Abrignani Marie Acedo Marianne Achenbach
John Barackman Ivan Barajas Jose Barajas Jean Marc Baratcabal Claudio Barbagli Giordano Barbarulli Liana Barbati Stefania Barbucci Fabrizio Bardelli Angela Bardotti
Vincent Barella Federico Bari Spartaco Bari Dan Barker Lynn Barker Angela Barlucchi John Barnes Susan Barnett Luca Barra Bruce Barrett Debra Barrett Paul Barsanti
Alessandro Bartalesi David Bartalini Diana Bartlett Antonio Sano' Ettore Santelli John Santiago Matteo Santinelli Carlo Santini Silvia Santini Maria Santoro Thomas Schick
Ken Schirado Christian Schlachtbauer Peter Shih Robert Shimizu Larry Shirer Bret Shirley Seidman Shiu Kevin Shoemaker Linda Short Melinda Short Nannie Susbilla
Venkatakrishna Shyamala Janice Sich Konrad Siebert Harald Siegert Stefanie Siemon Riccardo Signorini Julie Sudduth-Klinger James Sulat Kimberly Sultan Bin Sun

Iris Timmerberg Wing Yiu Tin Marzia Tinacci Uwe Tjarks Heather Todd Marque Todd Enrico Tognozzi Moreni Cathryn Tom Gemma Tomas Maxwell Tomas Elaine Tomkinson Antonella Tommasi Alessio Tommasi Baldi Verena Tomzik Federica Toncelli Daniela Toneatto Xia Tong Detlev Groll Brandi Grondona Christiane Grosch Leyla Grosch Marina Gross Gayane Gross Marion Gruenert Larry Gruenke Victor Grunau Ulrich Grundmann Valentina Guarnieri Roberta Guazzini Monica Guerrieri Luca Guerzoni Peter Haroldsen Lynette Harris Yansheng Tong Romolo Tontoli Daniela Tornese Buonamassa Pamela Torrance Nuria Torrecilla Judith Torres Stefania Torricelli Marco Tortoli Gianpaolo Toscano J.andrew Towell Gordon Towns Cristy Toy Paul Toyooka Maurizio Tozzi Paolo Tozzi Alex Tran An Tran Hue Tran Huong Tran Joanne Tran Thuy Tran Tuan Tran Van Tran Marco Trecci Luz Maria Trejo Erlinda Trinidad Grace Trinidad Helen Trinidad Regin Trinidad Rodolfo Trinidad Michelangelo Trotta Mary Trotter Mary Trout Martha Truett Yin Kwan Tsang Tony Tse Carl Tubman Irene Tubman Jeffrey Tucker Jennifer Tung Paolo Turchi Fabio Turillazzi Josef Tyczko Yasushi Uematsu Lucia Ugolini Mildred Ugozzoli Lorenzo Uliveto Jeffrey Ulmer Andreas Umlauf William Ung Patricia Urban-Methe Margherita Urbano Carmencita Uy Rajeev Vadehra Kari Vadnais Marco Vagaggini Michael Vajdy Laura Valacchi Dianna Valdez Francesca Mecatti Claudio Mecattini Rodney Medeiros Micheal Medina Angelica Medina-Selby Joanna Megdadi Brandon Miller Charles Miller Joseph Miller Lauren Miller Miguel Valente Andrea Valentino Elliott Valerio Nicholas Valiante Alexander Valido Gianni Valsuani Erin Van Camp Mark Van Cleve Jill Van Dalfsen Janet Van Derwerken Jonathan van Dyck Janet Van Dyke Karen Van Note John VanArtsdalen Donald VanDevanter Paola Vannini Barbara Vannoni Sandra Vannoni Eleonora Vannuccini Steven Van't Hof Edwin Vargas Maricelly Vargas Alessandro Vasco Michael Vasiljev-k Stewart Vass Renske van der Veen Filippo Vegni Elke Veit Swarnalatha Vemuri Eleni Venetsanakos David Ventani Martijn Verbrugge Nadia Verdiani Claire Vernassa Alessandra Veronese Filippo Vicentini Steven Vickers Corazon Victa Louise Forest Ilaria Forlai Annamaria Forleo Martin Forrest Barbara Forster Cecile Fort Gabriella Fortunato Anna-Margaretha Fortwengel Gerhard Fortwengel Nicola Forzoni Karin Foust James Fox Diana Fraser Roberto Fratiglioni Thorsten Fratzer Aricia Frazier Arnold Frazier Christian Frech Claus Fredemann Clara Vigni Giovanni Vigni Marino Vigni Steven Villa Guadalupe Villagomez Alina Villanueva Judie Ware Marcus Ware Robert Warne Laura Warren Rob Wartenhorst Maureen Warwick Joerg Waskowiak Jeff Watanabe Michael Waters Candice Watson Gloria Watson Michelle Watts John Weaver Christopher Webb Alfred Weber Doris Weber Frank Weber Heinz Weber Klaus-Peter Weber Claire Weber Elke Weber-Kren Christi Webster Treesineu Webster Birgit Wedra Linda Wegher Maickel Wegner Michael Wehe Rebecca Wei Harald Weigand Cornelia Weigel Juergen Weilbrenner Claudia Weimer Amy Weiner Christina Weinheimer-La Rue Rhoda Weisgant Petra Weising Kim Weissenburger Claudia Weissner Michele Weitz Dietmar Weitzel Elisabeth Weitzel Juliet Welch P. Welch Eva Welling David Wellmann Tyler Wenck John Wendell Annerose Wenigmann Christina Wenz Friedhelm Wenzel Dino de Wert Michael Wessel Katrin West Beverly West Jane West Nichole Witczak Robert Withers Juanita Witkop Pamela Witte Bianca Wittmann Margaret Woehleke Andrea Woehler Thomas Woerenkaemper Ulrich Woerle Karl-Fred Woerner Susanne Wohlfarth Klaus Wolf Monika Wolf Sidney Wolfe Maurice Wolin Krystyna Wolszczak Roberto Olivieri Carolina Oller Roger Olpin Carl Olson Patricia Olson Edelgard Olszewski Gloria Opitz David Orndoff Mlinzi Majigiza Marlowe Majoewsky Marija Maksa Steven Mallach Catherine Mallia Rizaldy Manalac Laura Manansala Jean Manapat Silvia Mancianti Manuela Mancini Massimo Mancini Beverly Mandell Daudi Manento Riccardo Manetti Paolo John Manfredini Bruna Manganelli Luigi Manganelli Roberto Manganelli Lucia Mangiavacchi Howard Mangrum Massimo Mannini Joan Mannion Donatella Mannucci Patrick Manoil William Manos Gianluca Mantovan Nathalie Manuel Madeline Manuel Carolyn Mar Stephen Mar Cristina Marassi Elisa Marchetti Patrizia Marchetti Sauro Marchetti Lucia Marconcini Donatella Marcucci Myles Marcus Monica Marelli Immaculada Margarit Y Ros Zachary Margolin Alberto Mari Marcello Mariani Massimo Mariani Giuseppe Marini Stefania Mariottini Deborah Mark Michael Maroon Katja Marquardt Carmen Marquez Andrea Marraccini Tiziana Marri Tiziana Marrone Dana Marshall Giulio Marsili Ilio Marsili Marco Martelli Craig Martens Florence Martignon Sally Martin Fabio Martin Eric Martin Jesswin Orola Geralyn Orta Eric Ortman Reinhard Ortmann Michael Osborne Carlina Ospina Philipp Oster Gerhard Ostheim Eva Maria Ostler Beth Ostlund Michael Ostrye Doreen Otsuka Diane Otsuki Gillis Otten Dajana Otto Michael Otto Wahiba Ouachemi Carole Ouellet Laura Oversmith Ralph Owen Christine Owens Chiara Pacchioni Loretta Pacciani Marco Pacciani Patrizia Pacciani Aleta Paden Mamerto Padilla Roberto Paffetti Marco Paghi Cristina Pagliaccia Monica Pagni Stefano Pagni Jun Pagtakhan Heather Paich Denny Palarchio Richard Galle Eugenia Gallo Antonella Gallorini Fabio Gambassi Gianpaolo Gambassi Marco Gamberucci Truman Gandolph Linda Ganfield Jitendra Ganju Jason Gans Matthew Gantz Zhenhai Gao Abe-Lou Garado Massimo Garaffi Abraham Garcia Pablo Garcia Laura Gardner Crystal Gariano-Fulk Dana Garland Edward Garner Katrin Garz Cristiana Gasparini Teresita Gatmaitan Nazario Gatmaitan, Jr. Dyan Gatson Paolo Gatti Delson Gaurano Valentina Gaus Donald Gay Alessio Gazzanelli Alan Gee Harvey Gee Daniel Geho Linda Geier Sabine Geisel Sandra Geissel Monica Geloni Fabio Gennai Bruce Gentile Mirko Gentilini Valerio Gentilini Bernd Gentzen Carlos George-Nascimento Remonda Gergis Marisa Gerli Chantel Germain Peter Gerold Emma Gerrer Horst Gerstendoerfer Barbara Gervase Jessica Geslien Matthias Gesner Thomas Gesner Mohammad Luqman Carolyn Luthy John Luu Jochen Luzius Enrico Luzzi Mui Ly Evelyn Palas Paolo Palazzesi Luciano Palazzi Cesare Palei Friederike Palicki Emanuela Marisa Palla Francesco Pallassini Anna Maria Pallavicini Roberto Palmas Michael Bautista Gilda Bavestrello Kassandra Beal Grace Beans Margot Beaupain Andrea Becatti Cristina Becherucci Rosanna Bechi Roberta Bianchi Massimo Bianchini Roberto Bianciardi Stefano Bianciardi Roberto Biascan Edward Bides Markus Biek Gerhard Bieker Monika Bien Anneliese Bier Indra Biere Massimo Bigio Claudia Bigliazzi Marzia Bigliazzi Jenny Bignall Patrick Bigot Melinda Bimberg Lorenzo Bindi Simone Bindi Ollie Bingaman Silvia Bini Ilse van Binsbergen Adele Biondi Bernhard Bischof Vera Bischoff Mauro Bisconti Robert Bishop Alessia Bisogni Fabio Bisordi Marcel Bisschop Anna Maria Blachowski Robert Blackburn Ivo Blahut Lara Blake Sybille Blank Wilhelm Blasius Eckehard Bliss Dana Blobner Andreas Block L. Blok Sherri Bloomer Christiane Bober Gabriella Boccardi Marco Bocci Anke Bodenbender John Boer Gabriele Bogumil Irina Boguslavsky Karl-Werner Bohnert Karin Bolden Douglas Bolesch Bauke Bollemeijer Amy Bolten Gary Bolton Enrico Bomarsi Gena Bomotti Alessandra Bonari Al Boncato Daniela Boncompagni Irene Bondick Mauro Bonelli Nadia Bonelli Anna Bongini Benjamin Bonifacio Rowena Bonifacio Jean-Paul Bonn Sylvie Bonnefond Andrea Bonucci Caterina Bonucci Christina Boost Casey Boots Thorsten Borchardt Arrigo Bordoni Silke Bordt-Ziegler Harry Borg Astrid Borkowski Erika Born Angela Borsi Luciana Borsini Joan Bossart Sara Bossini Arne Botta Dominic Bottini Christelle Bouelle Nathalie Bourst Stéphane Boutier Ray Bowser Rustum Boyce Richard Boykin Charles Boykins Daniel Boyle Mark Boyle Douglas Bozick Lucia Bracciali Giorgio Braccini Okema Bradford Traswauna Bradley David Brady Sharon Bragg David Brake Nathan Brammeier Alessandro Branconi Elisa Brandini Gudrun Brandl Sonja Brandl Stefan Brandl Hildegard Brandstaedter Melina Bratton Charles Bredl Joy Breed Martina Brehm Ava Brennan Suzanne Brennan-Space Corinna Brenner Rochelle Brewer Ursula Briel Jonathan Briggs Maylene Briones Anacleto Brizzi Daniele Brizzi Renee Broadbent Heiko Brock Angela Broehl Michael Broeker Carlo Brogi Laura Brogi Lorenza Brogi Mauro Brogi Michele Bronson Mason Brooks Anastasia Brouns Dorota Brousmiche Julie Brown Robin Brown Berthold Bruckhoff Manuela Brugnolotti Carla Bruni Barbara Bruno Franco Brustio Chiara Bruttini Robert Palmisano Johanna Palombo Melissa Palucki Marilena Paludi Laura Pancotto Lucy Panganiban-Lustan Andrea Pannini Antonella Pannini Pasquale Pannini Amarjit Pannu Andrea Panti David Panti Joseph Paola Cecilia Paolini Marcella Paolocci Antonello Papacchini Ida Papi Paul Paracchini Mallikharjun Paranandi Gwynn Pardee Pierre-Yves Pardon Doris Pareja Nelson Pareja Roberto Parigi Christine Park Min-Sun Park Hugh Parker Julia Parker Priscilla Parker Christopher Parkhouse Robert Parkington Isella Parri Robert ten Pas Simone Pasquini Tiziana Patronelli Fannie Patterson Leone Patterson Nathan Patterson Ashik Pavagadhi Chrystal Payne Estelle Paysinger Makeba Payton Sabina Pecchi Alessandra Pedani Erik Pegg Michael Pejza Eva Pellegrini Vittoria Pellegrini Dario Pelosi Mark Pemberton Hector Pena Jose Ruben Pena



What a difference Chiron's people mak



Chiron Vaccines

Chiron Vaccines, the fifth largest vaccines business in the world, currently offers more than 30 novel and conventional vaccines for adults and children. We provide a range of novel high-value vaccines, including Menjugate™, a conjugated vaccine against meningococcal C disease; Fluad™, an adjuvanted flu vaccine; Begrivac™, the first preservative-free flu vaccine; and Encepur™, a vaccine against tick-borne encephalitis.



On the Market

- > Acellular Pertussis **Acelluvax™** (Italy)
- > Adjuvanted Influenza **Fluad™** (Europe)
- > Diphtheria (Diphtherie-Adsorbat-Impfstoff, Behring Germany)
- > Diphtheria, Tetanus, acellular Pertussis (**Triacelluvax™**, Europe)
- > Haemophilus influenzae (**PedvaxHIB®**, Germany; **Vaxem-Hib™**, globally)
- > Hepatitis A (**HAVpur™**, Germany; **Nothav™** Europe)
- > Hepatitis B (**Gen H-B-Vax™**, Germany only)
- > Inactivated Polio (**IPV-Virelon™**, Italy, Germany)
- > Influenza (**Agrippal-S1™**, globally; **Begrivac™**, globally)
- > Measles (**Morbilvax™**, Italy, Asia, Africa; Masern-Virus-Impfstoff, Germany only)
- > Measles, Mumps (**M-Mvax™**, Germany)
- > Measles, Mumps, Rubella (**Morupar™**, Italy, Asia, Latin America; **M-M-Rvax™**, Germany only)
- > Measles, Rubella (**Morubel™**, Italy)
- > Meningitis (**Menpovax™** A+C, Europe)
- > Meningococcus C Conjugate (**Menjugate™**, Europe, Canada)
- > Mumps (**Vaxipar™**, Italy; Mumpsvax™, Germany only)
- > Oral Polio (**Polioral™**, Italy)
- > Pneumococcal diseases (**Pneumopur™**, Germany only; **Streptopur™**, Italy only)
- > Rabies (**RabAvert®**, U.S.); **Rabipur®/ Rabivac™**, globally; **Rasilvax™**, Italy)
- > Rubella (**Gunevax™**, Europe, Asia; **Rubellovac™**, Germany only)
- > Tetanus (**Tetanol™**, globally)
- > Tetanus, Diphtheria (**Td-Pur™**, Europe, Latin America; **Dif-Tet-All™**, Italy, Asia)
- > Tetanus, Diphtheria, inactivated Polio (**Td-Virelon™**, Germany)
- > Tetanus, Diphtheria, Pertussis, inactivated Polio (**Quatro-Virelon™**, Germany only)
- > Tick-borne Encephalitis (**Encepur™**, Europe)
- > Typhoid Fever (**Typhoral L™**, Germany)
- > TB Screening Tests (**Test-PPD**, Italy, Asia; **Tubergen Test/Tuberkulin™**, Germany)

Royalties

- > Hepatitis B Vaccine (Recombivax)

In Development



Phase I
Phase II
Phase III
Pre Registration
Phase IV
> H. pylori
> DPT/Hib
> Hepatitis A
> Tick-borne Encephalitis
(new formulation for infants and adults)

Chiron's global operations:

Headquarters: Emeryville, California


53%
non-U.S.
47%
U.S.

REVENUES
WORLDWIDE


56%
U.S.

EMPLOYEES
WORLDWIDE

(in thousands)

Total revenues, 2001: $1,140,667

Total revenues, U.S., 2001: $531,761

Total revenues from operations outside the U.S., 2001: $608,906

Total royalty and license fee revenues, 2001: $198,236

Total employees: 3,736

Total employees, U.S.: 2,092

Total employees, non-U.S.: 1,644



- Distributor Network
- Manufacturing
- Research
- Field Force

Esmeralda Guicherit Hannelore Kempf Xian-Qin Meng Cheryl LeClaire Robert Gundel Bong Jae Kim Neil Gunn Salvador de la Cruz Duccio Nattoni Lida Guo Heidi Struble Manjula Gurram Lily Fu Andrea Guideri Vanna Zani
rberes Pasqua Nardella Maria Luisa Nardi Giancarlo Nardone Lisa Nash Carina Nau Reinhard Nau Juergen Naumann Alessandra Guiggiani Francisco Guillen Roland Halbhuber Rebecca Hale Heribert Halex Katherine Halkett
Mutwakil Aldo Muzzi Pantaleo Nacci Gerd Nagel Yumi Nakagawa Alan Nakamoto Marcia Nakamoto Janet Nakao Zina Nankoe Sat Narayan Monika Naumann Werner Nebel Sheri Neher John Neiss Luca Nelli Julie Nelson
Neuhaeuser Renate Neuhaeuser Heike Neumann Gary Neumann Scott Newsome Marcus Deering Joelle Degottex Marianne Deguzman Aaron Dehart Cecile Deken Giuseppe Del Giudice Romolo Del Prete Mercedita Del Rosario
Dieter Merte Deloris Demps Pascale Denis Kimberly Denis-Mize Frances Dependahl Gia Depillis Renate Derksen Antonella Bartoloni Michael Bartosiewicz Susanne Bartsch Kevin Bryett Titania Buchholdt Kari Buchholz
arini Massimo Bugnoli Julie Bukowski Leo Bulseco Steven Bumgardner Carol Bundgus Dennis Bunte Suzanne Bunthuwong Matthew Burger Dawn Burgess Hans Burk Mark Burk Terrell Burke Elaine Burman Oliver Cacananta
Marco Calzoni Maura Cambiaggi Marco Carli Simone Carli Mariella Carlini Joel Silver Scott Silveria Frank Simon Roberto Simonetti Francesco Simpatico Dana Singchai Nancy Singer Manmohan Singh Ritu Singh Nina Sinha
ick Carmichael Barbara Carmignani Marzia Camasciali Palmiero Camesecchi Alessandro Carnicci Noemi Caro Carole Carr Montserrat Carrasco-Triguero Leo Carrillo Georgia Carroll Lynnette Carr-Sykes Jill Carter Christina Carvajal
an Yingchun Tan Laura Tandeske Betty Tang Dazhi Tang Marina Tankka Zahra Tanner Roy Tano Sergio Tanzini Anil Kalloe David Tappe Jamil Taqi-Eddin Michelle Tate Olga Tatini Marlies Tavera Phillip Teague Manna Tedla
Filippo Andreini Lucia Andreoni William Andrews Verlilio Angeles, Jr. Mary Angelle-Cargill Massimo Angellotti Kirsten Thomas Stephen Thomas Karen Thomas Hannelore Nassauer-Welhe Antonio Nassi Filippo Nasti Teresa Thomas
amson Virginia Threats Diana Tierra Ruscio Robert Tilley Roberto Caselli Michael Casendino Jeannie Casey Daniele Casini Silvio Casini Nerissa Casipit Francesco Cassetti Guido Castelli Gladys Castillo John Paul Castillo
Cate Davilla Cateni Gianpaolo Cateni Robert Catolos Sara Cavallaro Jo Ann Cavalli Dottie Chapman Myshelle Charlon Deborah Charych Martin Chavez Fabio Chechi Bao-Lu Chen Jie Chen Ying-Bo Chen Walter Clemmons
Elisabetta Colona John Colvard Maurizio Comanducci Brandy Combs Alyssa Conn Michael Connolly Leah Conroy Mario Contorni Dean Cooper Barbara Corbellini Luca Corti Cristiano Cortonesi Damiano Cortonesi Emiliano Cosci
-Haggins Michelle Couch Nancy Couper-Kemnitz Lawrence Cousens Antonio Covacci Francesco Covati Cynthia Cowgill Angela Cox Ross Cox Sheila Williams Elena Wills Thomas Wilmanns Jacqueline Wilson Nelie Cronen
Frassini Irena Dabrowska Ursula Daenzel Vicente D'agosto Eric Dahlstrom Yumin Dai Peter Dailey Rajen Dalal Anthony Damaschino Franco D'amato Federica Damele Peter Damianakes Christine Damico Silvia Dammshaeuser
es Brian Davis Corrine Davis Courtney Davis Nancy Davis Mark Morimune Kimberlin Morley Paul Morris Gabrielle Morris James Morris Jeffrey Morris Philo Morse Daniel Morton Lorenzo Morzillo Zulaika Davison Timothy Dawes
Ruben De La Torre Munoz Susan De Long Marina De Mitri Frederick De Palm Luigi De Paolis Diluks De Silva Linda Dealy Jason Dean Deana Dearborn Glenn Deaver Hans-Joerg Debus Ariane Debus-Werner R. Deck
Scott-Koehler Stephanie Seals Andrea Meghrouni-Brown Tanja Meier Helmut Meister Gianni Meli Letizia Meli Cassandra Melissaratos Jeffrey Mellin Monica Meloni Pinhas Melul Luigi Mencarelli Kris Mendenhall Eva Mendoza
Rolando Andal Jerry Andersen Scott Anderson Maria Messuti Chi Wing Lee Sandra Metge Daniel Metrikin Jonathan Strich Joseph Metro Karl-Heinz Metz Ulrich Metz Uta Meyer Alessandro Mezzetti Ben Mladovnik Li Miao
essimo Miele Lisa Migliaccio Cristiana Migliorini Massimo Migliorini Sandra Milan Paolo Milani Marion Milde Lizve Milian Villanueva Maria Milian-Menendez Kelli Millard Beverley Miller Richard Seegers Margrit Seibel Kurt Seibert
s Helena Sennikow Imelda Senteno Karine Serafin Karen Sergi Caterina Seri Luca Sestini Frank Settineri Cornelia Seuffert Bonnie Sewell Erin Shackelford Cynthia Shafer Blanche-Marie Shamoon Xiao Shang Nancy Shanteau
ilke Druselmann John Ducote Christina Dudzik Daniel Duffy Brigitte Dufournij David Duhl Anne-Marie Duliege Kimberly Dumas Carolyn Dunbar Geoffrey Duncan Ongel Duncan Gayle Dunivent Cheryl Dunn Eleanor Dupree
retta Edwards Kathleen Egan Ralph Eickhof Birgit Eickmeyer Horst Eidam Anita Eife Heinrich Eife Lisa Eifler Joshua Eisenberg Anthony Eistetter Bari Elam Tarek El-Ashry Jan Elberse Josefina Elchico Richard Elderkin
Giuseppe Spinnato Inge Spoor Frauke Sprenger Katherine Sprugel Millicent Embry Stephen Emerick Amy Emerson Marcel Encarnacion David Endry Hugo Eng Jennifer Eng Sara Eng Heinrich Engelbach Vincent Engelbrecht
ebe Kornfeld Haidi Kornhardt Giammarco Morellini Lisa Morello Paula Morgan Antonella Mori Stefano Mori Kerri Morimoto Claudio Moscatelli Kara Moss Konrad Motzek Pierre Louis Moulard Rob Mousset Petra Engelmann
n Erwin Elicita Escareal Sherry Young Yvonne Young Ellen Ypma Kelly Yttri Grace Yu Guoying Yu Michelle Sixta Patricia Skeete Vlasta Skruzny Trina Slabiak Kestutis Sliupas David Sloane Robert Slomka Antje Strahlendorff
ski Jonathan Zalon Ildefonso Zante Alexander Gyenes Edith Zaplan Isabel Zaror Juergen Zaun Giacomo Zazzeri Lyla Meas Louis Miller Mauri Miller Todd Miller Suzanne Mills Marija Milojic-Blair Nicole Mims Valérie Minaud
trell Roger Caothien Mario Capanni Michael Smith Sally Smith Claudia Lang-Lorenz Scott Smith Shawna Smith Carey Smoak Elawati Soenawan Andrea Sohn Juliette Godeau Hermann Goebel Martina Goebel Dennis Goetz
Robarge Lisa Robbins Elizabeth Roberson William Robey Dwight Robinson Ira Robinson Naima Robinson Dauphin Rocamora Maria Rocca Danilo Rocchi Xiaorong Wu Nathalie Wulff Keith Wyatt Li Xiao Jian Xie Baoji Xu
immermann Jürgen Zorn Renate Zschau Stefanie Bastian Ilaria Bastianoni Simin Batroff Dawn Batten Navis Emiliano Battisti Andrei Bauer Peter Uwe Bauer Diane Bauer Jeanine Bauer Frank Bauerbach Joshua Baughman
y Brian Ablang Judith Abraham Leslye McKay Thomas McKenney Tracey McKennon Julie McKnight Leslie McLamore Douglas McMaster Bonnie McMillian Richard Callaro Joseph Callahan Roberto Callaioli Simonetta Callari
Mueller Gunther Mueller Helmut Mueller Horst Mueller Jeannette Mueller Katja Mueller Brian Hanke Konrad Hankel Roxann Hanning Rebecca Hanophy Candy Hanratty Angelika Hansen Gregory Hansen Kathryn Hansen
Mulye Ginesa Muñoz Jose Munoz Rebecca Munoz Jonathan Munter Blanca Murillo Mark Murray Patrizia Muscas Annette Muschan Laura Barbara E Musumarra Francisco Reyes Gina Reyes Heather Reyes Jeannette Reyes
am Gordon Diane Gordon Johanna Jansen Karmalee Jansky Susanne Janzen Georg Jarle Mitra Javandel Elisa Jazan Ann Jefferson Kurt Jehnen Victoria Jenkins Bradley Jennings Andrew Jensen Peder Jensen Monika Jerchel
a Joeckel Linna Johns Angel Jones Cebern Jones David Jones Stephanie Kenis Jim Kent Gerette Kerby James Kernan Lori Kershner-Wine Theresia Kerstein Fred Kessie Thomas Kester Sabine Ketelsen Lolo Khanshaghaghi
izer Sabine Klama Alvin Johnson Pedar Johnson Russell Johnson Robert Klassen Robert Slot Dorrie Slutsker Aaron Smith Catherine Smith David Smith Kevin Smith Tatiana Storti Joachim Stotz Bianca Stoutz Peter Klaus
Bernhard Knapp Stefan Knapp Kirsten Knapp Steve Knebl Jeffrey Knight Tamara Knopp Ivo Knotterus Pierugo Anichini Jeffrey Anjo Paolo Anselmi John Anthenien Andrew Anticevich Christopher Aparicio Gerald Apell
lbert Alfonso Stefanie Koch Vanessa Koch Viktor Koch Yvonne Koch Nancy Koch Giorgio Cremaschi Dario Francesco Cresci Fabio Cresti Leslie Crisostomo Stefano Crivellin Thomas Crocco Paolo Crociani Hrachya Kocharyan
dreas Wiegand Marion Wiesmann Amanda Wilcox Kathleen Wilcox Heiko Wilhelm Patrizio Bagnai Pietro Bagnato Maurizio Bagnoli Hanns-Werner Baier Gregory Baigent Matt Bailey Michael Bailey Anwant Bains Katrin Wilhelm
ehmann Dachuan Lei Alistair Leigh Barbara Leise Massimo Bassi Nadja Baumgartl Ingrid Bause-Niedrig Chantal Sarah Bruwer Sireena Bryant Anette Leisge Scott Leitch Nikolaus Leitsch Philippe Lemaire Cassie Williams
ms Denise Winn Ottmar Winter Jill Winter William Winters Shannon Wirth Joyce Chou Lily Chow Robert Chow Torsten Christ Daniel Chu Lisa Ann Wisniewski Viola Wissen C. Joann Wiste Gabriele Koenig Regina Koester
Gorelli Barbara Gori Hermann Kreyling Oliver Krieter Caroline Kurz Jamie Kuske Guenter Kuss Rene van der Kwaak Wendy Kwong Rita La Gaetana Rita Hahn Jennifer Hahn Meike Hainbach Stephan Hainer Joost Haker
y Seán Lance Steven Landas Carla Landi Sabrina Lang Jose Lapitan Jr. Gena Lapointe Viola Schultze Karsten Schulz Fritz Schulz Bodo Schumacher Sabine Schwalm Alexandra Schwanzer Ludger Schwenen Erich Schwenzer
lercq Annie Lee Bill Lee Brian Lee Carolyn Lee Darren Lee Diana Jin Lee Marco Amadori Joseph Amato Kevin Amen Mojgan Amir Ebrahimi Payman Amiri Carolynn Amos Leonardo Ancilli Matteo Angiolini Piergiorgio Anichini
Ana Arias Maria Arico' Fatima Arjmand Doretta Armellini Carmen Arnold Stephen Arnold Sean Arrillaga Jaynie Arruda Orzala Arsala Enrique Arteaga Daizy Asaravala Sajia Asefi Fikreyesus Asgedom Eiriksina Asgrimsdottir
Chestang Betty Cheung Mei-Ying Cheung Onor Cheung Sharon Aukerman Pascale Aumont Natalia Aurrecoechea Davaughn Austin Nicola Autano Frances Chin Lee Hannah Lee Ronald Lee Sang Hoon Lee Stephanie Lee
cco Dieter Griel Lauri Goda Donna Goldbeck Mark Goldman Michele Golini Thomas Golubinski Blanca Gomez Michael Wilson Susan Wilson Terry Wilson Holger Wingert Mark Wininger Antonio Gomez Roxanna Gomez
onnie Hartmann Cecilia Hartwig Eric Harwood Khemanakata Has A. Hashimoto Thomas Hashimoto Scott Haskins Eva Hatzmann Alfred Haun Silke Haun Wolfgang Haupt Anita Sovani Stephen Space Elke Spangenberg-Beyer
ret Jesse Villostas Jan Vinke Cinzia Virga Angela Virgili Mary Virgino Rodney Virgino Maudy Visarius Gail Wallace Carla Walley Heather Walling Hansjoerg Wallraff Marco Wallroth Bryan Walser Brian Walsh Michael Berg
i Silvia Berrettini Karin Berry Liliana Bertazzo Duccio Berti Gigliola Berti Stefania Berti Franco Bertini Elmira Besel Fabienne Besson Furio Betti Laura Betti Mirella Betti Ludo Beuken Maria Beumont-Mauviel Clare Bevin
Wang Alessandro Staderini Rebecca Stager Daniel Stallworth Lawrence Kristoff Christian Krueger Marion Krueger Jacqueline Krug Scott Krumland Robert Kudrna Dorothee Kuederling-Biel Joachim Kuehnel Karin Kuehnelt
Stanger Sandra Stark Petra Staut Adriana Stefanetti Lori Steffen Anita Steffens Christine Hauser Ute Hausmann Damian Hayden Danny Hayden Virginia Hayes Rainer Haynl Lavora Hazzard Jie He Molly He Steven Healey
ra Pepin Samuele Peppoloni Michelle Peralta Sandra Percell Heather Percy Alessandro Pianigiani Gian Luca Pianigiani Giulio Pianigiani Barbara Picchi Francesca Piccinetti Duccio Piccini Christa Pichinot Yolanda Pereira
Katja Altemann Martina Alter Amador Alviz Debra Avaloz Rosalie Avellana Giovanni Averani Rosella Pericciolì Jennifer Wyckoff Domenico Perini Luigi Perini Mary Jane Perkins Elias Perl Silvia Perri Giorgio Pesetti Helga Peter
Dieter Pfeiffer Ulrich Pfeiffer Karl-Eckhard Pfeufer Keith Pfister Hong Thai Pham Jenny Pham Bruce Phelps Casey Philbin Michaela Philipps Barbara Phillips Laurence Phillips Karen Phoen Sergio Pichuantes Daniela Pickhardt
Pierson Maria Pierucci Ulrich Georg Piez Piero Pileri Gabriele Pinassi Sabrina Pinell Lindsay Piper Kerstin Pischel Scott Hetherington Cecilia Hewett Barbara Hibner Karl Hick II La Donna Hickey Carol Hicks Eduardo Hidalgo
gen Hilberger Anne Katrin Hilbert Carl Hill Marvell Hill Paul Hill Susan Hilt Julianna Hinckley Nelson Hiner Victoria Hines Karena Hippner Nicolle Hirczy Rebeca Hirsch Anja Hirsch-Behnam Christina Hirschel Simon Hirst
Sondergeld Matthias Sonntag Carlos Sonza Hollis Sophus John Sorensen, Jr. Diana Sorleti Ralph Sorter Salina Sosa Hope Soto Leticia Soto Martin Kosch Holger Kost Daniel Kottas Bernard Kouyoumdjian Dennis Kowalik
nz Krause Isabelle Sourdeix Carlos Sousa Cindy Souza Monique Steffens Helmut Stehl Ronald Steigerwalt Eckhard Stein Chad Stein Lydia Steinhauer Karl-Heinrich Steinmetz Joergen Steitz Sally Stephens Scott Stephen
Capannoli Monica Capannoli Cinzia Capecchi Sonia Capecchi William Capra Dana Caproon Marcia Cardoso Diane Carey Sandra Carey Valeria Carinci Mary Carion Barbara Carletti Angelo Carli Elisabetta Carli Maria Minutello
Andreas Moeller Ulrike Moeschet Alessandra Moggi Didier Moire Patrick Mokrani Maria De Los Angel Molano Rueda Edward Moler Isabel Molina Virginia Molinari Rita Annunziata Mollura Maria Beatrice Momicchioli Daniele Moneti
Moog Thomas Moon Eric Moore Silke Zebandt Richard Zebrowski Herman Zedd Damica Zemault Norman Lee Pauline Lee Roger Lee Lawrence Zendejas Ya-Xiu Zeng Olaf Zent Yi Zhang Feng Zhang Hui-Zhen Zhang
David Ichikawa Alicia Ilagan Emily Rose Illo Ranelle Illo Shawn Inks Duane Inlow Mason Inman Marina Insam Frank Intravaia Giuseppe Iorfida Alessandro Iovine Manfred Isenberg Allen Izu Lynn Jacklevich Penny Jackson
Hammer Jang Han Kirk Hanak Elizabeth Handley Brigita Handzar Rhonda Hansen Armin Happel Marion Happel Tina Happel David Harano Alisa Harbin Richard Harding Stephen Hardy Allan Wagman Burkhard Wagner
Karla Ezra Kaufman Susan Kaufman Michael Kavanaugh Jina Kazzaz Burt Keithley Randy Kelley Anna Kelly Jaime Escobedo Maria-Amelia Escobedo Andre Louie Escudero Anita Eshraghi May Espejo Adelbert Espino
rto Facchin Alberto Facchin Catharine Fagan Angela Fairley Francesco Falchi Monica Falciasecca Silvia Falke Adriana Fanetti Gabriele Fanetti Eric Fang Jia-Hwa Fang Liming Fang Brigitte Wolter Nina Wommack Anna Wong
aret Worden David Workman James Woulfe William Wourms Kenneth Wright Bin Wu Hai Ying Wu Keay Wu Kenneth Wu Jeff Ried Thomas Riedel Massimo Righi Federica Rinaldi Monica Rinaldi David Ring Jennifer Ring
isabeth Hogvall Eric Hol Holger Holl Stanley Holloway William Holman Francesca D'errico Erhard Dersch Hans-Dieter Dersch Joerg Dersch Claudia Magagnoli Constance Magee Sonia Magi Marta Magri Marcella Magrini
nica Martini Simonetta Martini Ryan Martins Cynthia Marvar Eric Marvin Massimo Marzini Monica Marzini Monika Dersch Werner Dersch Manoj Desai Christine Despues Maja Deuter-Reinhard Alain Dezaille Karen Dhaliwal
Aleith Lydia Alex Andrea Alexander Lisa Alexander Yusef Alexandrine Jennifer Alfonso Gregory Allen James Allen Piero Pericci Federico Perìccioli Paolo Pericciolì Alfreda Avognon Jesus Ayala Chris Ayers Priscilla Ayers
Luca Bandinelli John Bandur Debby Banel Iskra Banova Angelika Banzhoff Wendy Bao Patricia Bara Marko Lemmer Patsy Lemons Li-Yuan Chern Tommy Cheung Connie Cheung-Lau Sok Chey Domenico Chiacchietta
u Keting Chu Raymond Chu Suzana Chung Lynn Churchill Luca Ciabatti Stefano Ciabattini Eugenia Ciccopiedi Rosanna Cieri Irfan Cinkaya Alessandro Circiello Henry Clara Lynette Clark Barbara Clarke Melinda Clemmer
ia Levet Viktorya Levi Barry Levine Clem Lewin Claudia Lewis Sandra Lewis Jin Li Li Kim Li Mingxiang Li Ying Lian Xiu Wen Liang Esperanza Licad Martine Ligthart Mary Liles Koon Swee Lim Ho Yen Lim Vicky Lim
pansky Dieter Lipp Flavio Lippi Minda Lirios Cheng Liu Hong Liu Jenny Liu Johnny Liu Xiao Feng Liu Helen Livshits Carmen Lizano Christopher Lobiondo Manfred Loch Marina Loch Sieglinde Loch Brandon Lodigiani
r Elvira Loewe Matthias Loewer Nancy Lofton Kevin Loftus Michela Logi Angelika Lohmer Birgit Lohrmann Mechthild Loida Donatella Lombardi Paolo Lombardi Giovanni Lombrichi Joyce Lonergan Jennifer Long Li Long
zini Francesco Lorenzini Carmelita Lorenzo Filippo Lorenzoni Simone Losi Frank-Ludwig Lottermoser Oliver Lou Connie Louie Ernest Louie Todd Yiu-To Louie Siew Schleyer Frank Schlier Bernd Schlösser Bernd Schlueter
Schmidt Stephanie Schmidt Rene Schmidt Kevin Schmitt Martina Schmitt Sabine Schmitt Thomas Schmitt Anja Schmittdiel Claudia Schnabel Hans-Gotthard Schneider Ulrike Schneider Walter Schneider Neville Schnitzler
ee Sheppard John Sheridan Denise Sherrill Kimberly Shields Yvonne Louie-Kwan Stephanie Love Inese Lovensteina Sharon Lowe Elizabeth Loya Wei Lu Stacey Lubeck Stephen Lubeck Claudia Luccarelli Elisabetta Luciano
Claus-Peter Grossmann Edeltraud Grossmann Christiane Grottke Jay Grover Sven Gruen Beverly McCalla Edna McCallan Jennifer McCarey John McCarty Richard McCloskey Leonie McConville William McCrea Michael McCullough
Joe Lau Bernd Lauer Gisela Lauer Leander Lauffer Charlene Launer Lucia Laurenti Sandrine Lavaire Emanuela Lavarini Darryl Lavender Gary Laverick Donna Law Yong Qiu Han Law Carla Lazzeroni Hoa Le Thucdoan Le
Ceppatelli Joanna Cerase Joanna Cerase Jose Cerenio Alfredo Cerretani Francesca Cerruto Marcello Cesari Lucia Cespoli Shatiesh Chabinath Rose Chait Peter Challoner Scott Chamberlain David Chambers Chok Chan
ey Glenn Dorin Brandon Doughan Keith Douglas Terry Douglas Alejandra Douglass Jeffrey Dove Daniel Dow Amelia Downing Laura Doyle Lori Doyle Michael Doyle Valentina Dragosevic Karin Draht-Buchholz Roland Dreher
an Santos Fabrizio Santucci Elisa Saracini Diego Sarasso Katie Sarsfield Federica Sartini Madylene Sasoy Marina Sauerwald Hansa Saujani Miriam Savignano Fabio Sbandelli Meggie Nguyen Steve Nguyen Tami Nguyen
Franco Gisela Frank Hans-Herbert Frank Susanne Franken Heiko Franzke Cataldo Franzone Chris Frary Reinhard Nicolai Lorenzo Nobili Gabriele Noetzel David Noferi Renzo Nogarotto Anna Maria Nonni Nathalie Norais
erga Mercy Obmerga Ilse Ochs Jutta Ochs Ernesto Ocon, Jr. Sean O'Connell Anthony Odell Deirdre O'Donovan Nevin Oezcan Derek O'Hagan Peter O'Henley Augustus Okhamafe Shane O'Laughlin Shuling Fang Sergio Fani
Raul Romero Alexandra Rompf Anselmo Roncucci Flavio Roncucci Domenico Rosa Omar Rosa Debra Rose Alex Harris Patricia Harris Sara Harris Sharon Harris Toya Harris Vaughn Harris Stephen Harrison Greg Harrowe
Roberta Rossi Paolo Rossi Paccani Emanuela Rotelli Catrin Roth Mark Rothera Margret Rothkopf-Ischebeck Michael Rowe Glendon Roy Monica Rubechini Dulcie Rubi Umberto Rubineti Rolando Rubio Andrea Rubitzsch
o Brett Maurer Alfred May Theresa May Paul Mayard Jana Mayer Kurt Mayer William Mayer Eldon Mayer III Steve Mazzarelli Anna Maria Mazzeo Gianni Mazzolai Brian Russo Ignazio Russo Claudia Rutkowski David Ryan
Linda Saiyad Matthew Sakai Doreen Sakamoto Chie Sakanaka Marco Salaverria Giulietta Saletti Julius Salud Omar Salvador Renato Salvatici Mei-Yu Feng Wan Yong Feng Ulrike Ferber Connie Fernandes Victoria Fernandez
Sonja Feussner David Chan Elaine Chan Hoi Yin Chan Michael Chan Vivien Chan Christopher Chaney Bryan Chang Flora Chang Ryan Chang Lisa Chao Annette Chapman Matthew McGowan George McGregor Lisa McGuire
else Bart Roest Eimear Rogers Leslie Rogers Michael Rohan Gabriella Rolli Federico Romagnoli Ottavio Romano Jane Salzman Emil Samara Andrea Sampieri Carlo Sampieri Sauro Sampieri John Sample James Sampson
e Juengst Maria Julian Joel Jung Norman Jung Brigitte Kaespeitzer Heike Kall Anil Kalloe Sudhir Kalloe Anjuna Kalsi Srividya Kalyanasundaram Liddell Kam Hartmut Kamm Claudia Kamp Marjan Kamphuis Elaine Kan
Trung Vo Susanne Vogel Stefan de Vogel Ramona Volk Frank Vollmerhausen Gianfranco Volpini Annemarie Voortman
knov Deryck Wade Kim Wade John Wadsworth III Rebecca Waggoner Nancy Kelly Wilbert Kemp, Sr. Annemiek Kempen
anders Steven Sanith Bernardo D'errico Martin Dimitroff Sandra Dingeldein Roberto Dini Donald Diola Lamberto Dionigi
ne Pittl Mariagrazia Pizza Angela Pizzatti Simonetta Pizzetti Thomas Plag Koos van der Plas Maria Platt Jacob Plattner
Gillian Porterfield Martin Posingies Sharon Poston Nina Postoway Rao Potharlanka Trudie Potteiger S. Nicholas Potter
ipi Brooks Pringle Kathelijne Prinsen Cornelia Prinz Hermann Prinz Tobias Prisille Antonella Prislei Jacob Pritchett
ar Elena Pushnova Weimin Qi Fangfang Qin Loan Quach Tung Quach Nicole Bechtel Anne Becker Anneli Becker
Marco Biagi Christina Santos Luigi Scala Michelangelo Scala Marisa Scali Alessandro Scarpelli Hartmut Schaefer
heele Ton Scheer Deseo Scheggi Klaus-Juergen Scheld Andra Schemera Heinrich Schick Peter Schick Sonia Biagini
e Radspieler Howard Raff Sandhya Ramanathan-Girish Astrid Ramans Yolanda Ramos Claudia Ramos Jonathan Ramos
g Niu Constance Njombua Waclaw Ramut Filippo Randazzo Isabelle Raphy Enzo Rappuoli Rino Rappuoli Kurtis Rarick
rancesco Grandi Guido Grandi David Grasseschi Rosa Grasso Frank Graul Linda Gray Angela Green William Green
atteo Gritti Peter Groenewegen Manfred Groepler Giulio Ratti Cynthia Ratusz Heinz Rau Marius Raulf Johanna Raulin
eeves Francesco Refi Joseph Regan Jeffery Regnier Laura Regoli Peter Reichert Malcolm Reider David Reifsnyder
Laurelin Remington-Wolf Jean-Francois Renard Katherine Rendahl Paul Renhowe Wendy Rennaker Michelle Repose
Jesse Hellinger, Jr. Manfred Hempel Elaine Hen Dee Ann Henderson Paula Henderson Larry Hengl Manfred Henke
Ceres Christie Hernaez Carmen Hernandez Jeanette Hernandez Rebeca Hernandez Sofia Hernandez Esther Herrick
ilippeschi Oretta Finco Peter Findeisen Andrea Fineschi Nicoletta Fineschi Roberto Fineschi Loriana Fini Stefania Fiorito
Ruben Flores Catia Flori Consuelo Foderi Barbra Fogarty Pim Folge Kim Folger Bruce Costanza Fondelli Susan Fong
llavegia Annalisa Belli Riccardo Beltrami Petra Bender Francesco Benini Pedro Benitez Michael Bennett Tenola Bennett
rg Christian Langer Michael Langhorne Leanne Lapinta Klaus Friederich Damon Friedman Daniele Frignani Eric Frings
drea Fusi Josefina Gabarda Lazaro Anne-Katrin Gabrian Ryan Gabriel Louis Gadda Bruno Gagnon Chantale Gaillard
Gigliola Burroni Patricia Bursell Yvette Burtschell Gerhard Burzlaff Dieter Busch Frank Busch Angel Bush Willy Busser
ylvia Ma Judith MacDonald Andrew MacDonald Dinora Maceda Kara MacGowan Timothy Machajewski Mandy Machamer
scelloni Brandon Maschal Graziella Masiero Vega Masignani Carlo Alberto Massari Marisa Massie Annalisa Massone
Duccio Mattii Evi Mattii Leonardo Mattina Geoffrey Mattiuzzo Raymond Getsinger Daniela Gettucci Wieynshet Gezahegn
Giardinelli Michael Gibbons Hilary Rae Gibson Aundrea Gibson Linda Gicklhorn Nancy Gieske Marnix van Giessen
Franco Giorli Maurizio Giovani Pascal Giroux Graziano Giuggioli Marzia Monica Giuliani Edward Glazer Manuela Gleisner
Carina Diehl Klaus-Dieter Diehl Maria Diehl Martina Diehl Sabine Diehl Angela Diehn Andreas Diels Wolfgang Diener
Hoover Christa Hoppe Maninder Hora Michael Horn Thomas Horn Mohammed Hossain Jeffrey Hotter Amy Hou
ang Heli Huang Kangle Huang Kathleen Hubbard Kile Huddy Timothy Hudson Verena Huebner Juergen Huehn








e.



Chiron Blood Testing

Chiron Blood Testing is a leading provider of products used worldwide by the blood banking industry to help ensure the safety of the world's blood supply. With our collaborator, Gen-Probe Incorporated, we are developing and commercializing innovative and highly sensitive NAT (nucleic acid testing) blood screening assays, including the Procleix™ HIV-1/HCV Assay for human immunodeficiency virus type 1 (HIV-1) and hepatitis C virus (HCV). Through our joint business with Ortho-Clinical Diagnostics, we develop and market a line of immunoassay screening and supplemental tests for infectious diseases.



On The Market

Chiron

Recombinant Antigens*
- >HCV c100-3
- >HCV HC34
- >HCV NS5
- >HCV c200
- >HCV c22-3
- >HBCore

Royalties
- >HIV-1/HCV NAT Blood Screening
- >HIV-1/HCV Immunoassays

Chiron/Ortho Joint Business

Diagnostic Tests
- >HCV Ag ELISA 2.0 (Europe)

Hepatitis Assays
- >HBsAg ECi
- >Anti HBS ECi
- >Anti HCV ECi

Screening Tests

Retroviral Assays
- >HIV-1/2 ELISA (Europe)

Hepatitis Assays
- >HBCore ELISA
- >HCV 3.0 ELISA
- >HBsAg system 3 ELISA (Europe)
- >HBsAg system 2 ELISA (U.S.)

Supplemental (Confirmatory) Tests
- >RIBA® HCV 3.0 SIA
- >RIBA HIV-1/HIV-2 SIA (Europe)

Chiron/Gen-Probe

Nucleic Acid Testing
- >Procleix™ HIV-1/HCV Assay
- >Procleix Semi-Automated System

* Critical reagents used in the manufacture of diagnostic test kits.

In Development

Chiron

Recombinant Antigens*
- >HCV HCr43
- >HTLV-I HT1 env21
- >HTLV-I HT1 24
- >HTLV-II HT2 p21
- >HTLV-II HT2 24

Chiron/Ortho Joint Business

Diagnostic Tests

Retrovirus Assays
- >HIV-1/2/0 Ab/Ag ECi

Hepatitis Tests
- >Anti HAV ECi
- >HBsAg 2.0 ECi
- >Anti HCV 2.0 ECi

Screening Tests

Retroviral Assays
- >HTLV-I/II ELISA

Hepatitis Assays
- >HBsAg System 3 (U.S.)

Chiron/Gen-Probe

Nucleic Acid Testing
- >Procleix Triplex Assay (HIV-1/HCV/HBV)
- >Procleix Parvovirus B19 Assay
- >Procleix HAV Assay
- >Procleix Automated System



CHIRON

Chiron Corporation
4560 Horton Street
Emeryville, CA 94608-2916

Phone: 510.655.8730
Fax: 510.655.9910
www.chiron.com